ABINGTON BANCORP

2001 ANNUAL REPORT



We're standing strong. Just like you.

The President's Message

To our Shareholders, Customers and Employees:

The year 2001 was challenging and eventful for Abington Savings Bank, as it was for the communities we serve. Our peace of mind was shattered by the most brutal economic conditions in over a decade and tragic events that befell the nation last fall.

Through it, we learned a valuable lesson about the power of community and the ties that bind family, friends and neighbors in times of adversity.

I am proud of the role that Abington Savings Bank plays as part of this community and the way in which our employees responded to the challenges we faced. Their passionate commitment to meeting the needs of individuals, families and businesses throughout Southeastern Massachusetts helped make our region and the Company stronger.

Abington Bancorp accomplished a great deal over the past year. I am pleased with our successes, optimistic about positive business trends and enthusiastic about our strategies to accelerate the Company's momentum going forward.

In 2001, we earned $3.077 million or $.95 per diluted share, compared to $4.493 million, or $1.41 per diluted share in 2000. After three quarters of solid gains at the beginning of the year, we ended on a discouraging note. In the fourth quarter, Abington Bancorp reported a net loss of $410,000, or $.13 per diluted share, which adversely affected net earnings levels for the year.

We incurred a one-time loss at the end of the year resulting from the deliberate sale of a corporate bond whose downgraded investment status exposed the Bank to undue financial risk. In addition, we assumed the full capital cost of marketing expenses that previously were amortized. We also wrote down two of our non-branch real estate holdings to fair market value during the fourth quarter.

As difficult as it was to make these decisions in a year that was otherwise a resounding success, the impact was contained. Our financial condition and regular dividends were materially unaffected, and I am confident that Abington Bancorp is now stronger than ever and poised for continued growth.



Jim McDonough

Amid wild volatility in the stock market, which wiped out nearly $5 trillion in wealth across the country, our stock price remained stable. In 2001, the return from an investment in Abington Bancorp handily outperformed the negative 12 percent return of the S&P 500, including reinvested dividends. Investors who have held our stock for the past year have realized an average total annual return of 41% on their investment and the value of a company that is managed for consistent, long-term growth.

Poised for Growth

We begin 2002 with renewed vigor and clear focus, ready to build on a strong foundation of success. Most notably, consumer deposits grew over the past year by $43 million as we attracted new customers and deepened relationships we already have. This positive trend reflects growing appeal for a Bank that is closely tied to the community, a Bank that knows its customers and is deeply and personally committed to their financial success.

We further expanded our presence in the region by opening our 14th branch. This newest full-service banking center, located in Hanover, MA is the fifth new location we've opened in four years. Our growing franchise south of Boston now extends from Canton to Kingston and will soon expand north with our planned acquisition of Massachusetts Fincorp. This acquisition will add the Massachusetts Co-Operative Bank branches in Dorchester, Quincy, and East Milton to the Abington Savings Bank network.

For nearly 150 years, our history has been rooted in Abington, yet our outlook and outreach now extends to more than 30 cities and towns throughout Southeastern Massachusetts. We are committed to responding to the needs of all our customers as their lives and circumstances change. We have developed a widening array of products and services and expanded the channels through which consumers can interact with us, whether it is on the telephone, online or in person and whether our customers come to us or prefer that we visit them in their homes or offices.

Internally, our focus is on deepening each customer relationship by maximizing cross-selling opportunities and delivering the superior, personalized service that is our hallmark. In the past year, we implemented a progressive sales management and training focus that has transformed the culture in our branches and behind the scenes to that of an enhanced full-service sales and service center.

Nowhere is our cross-selling initiative more evident than in the success of our Investment Services area, driven by active lead generation from branch personnel, mortgage specialists and relationship managers in business banking. We are now reaping the benefits of our strategy to build a strong Investment Services business. In 2001, total investment product sales reached $27 million, contributing to total non-interest income of $1.66 million, well ahead of projections.

Through our subsidiary Old Colony Mortgage, Abington Bancorp's mortgage business flourished as consumers took advantage of the favorable low rate environment to buy or refinance a home. Mortgage volume increased by 110 percent last year, reaching $200 million in 2001 compared to $88 million the prior year. I remain confident that our mortgage operation will further contribute to our success ahead as we help more families realize their dream of owning a home.

I am particularly proud of our response to the needs of businesses and the pressures they face in light of the economic slowdown. The business loan portfolio increased by 20% this past year, to approximately $98 million. Abington Savings Bank is one of the leading Small Business Administration lenders in Massachusetts, and we are increasingly identified as the source of credit, cash management, retirement planning services and financial services tools for emerging, small and middle market businesses.

Investing in the Business

In 2001, Abington Savings Bank launched a new marketing and branding campaign to build awareness of the Bank's services throughout our expanding franchise area.

Ongoing investments in our electronic banking program enable us to reach more customers and provide the convenience of banking with Abington Savings Bank in a high tech, high touch manner. We also launched a new, enhanced community portal that is an innovative online resource bringing together local businesses, families, schools and community organizations while making Abington Savings Bank the gateway to a larger community on the World Wide Web.

Investing in the Community

I am most proud of the contributions by our employees to the community. We take quite literally our identity as a community bank. Our employees have dedicated themselves personally and professionally to making a difference in the lives of others, and our culture is steeped in this rich tradition.

Our strength as a business is a tribute to our employees, and I thank them for their hard work and dedication.

Our success is a reflection of the success of our customers and health of the communities we serve. The outlook for Abington Savings Bank in the year ahead is as optimistic as our presence in this region is solid. Abington Bancorp is well positioned for future growth. Like you, we are resilient and standing strong. And we intend to stay that way.

Sincerely,

James P. McDonough
President and Chief Executive Officer

Business Banking Providers

Offering Smart Growth For A Changing Environment

SBA Access

Access is the operative word. Businesses today need access to funds, service and information, when they need it, and how they need it. As one of the leading sources in Massachusetts for Small Business Administration (SBA) Loans, Abington Savings Bank is helping more community enterprises each year to access the resources they require to thrive and grow.

Our Business Banking Division offers an integrated program of financial products and services that answers the diversified needs of small businesses and larger commercial customers alike, from startup to daily operations and expansion. Business customers can bank on us. Night and day. Face to face with one of our business specialists. Phone to phone with a customer service representative. Electronically. Or at a supermarket branch. Because in today's world business never stops.

Tailored to shifting market requirements, our Business Banking solutions span business checking, interest bearing money market accounts, merchant credit card programs, and a portfolio of business loan options and commercial real estate mortgage products.

Through Abington Savings Bank's SBA Access Loan Center, we help obtain SBA-guaranteed loans for small businesses who might otherwise have difficulty financing their endeavors through traditional means. With SBA Preferred Lender status, we can also directly underwrite SBA Loans for our customers.

Larger businesses may have more complex needs. Abington Savings Bank's commercial credit and loan options answer those needs. Configured to each business' profile and goals, we offer business lines of credit and letters of credit, commercial real estate and construction loans, equipment loans, term loans, and permanent mortgages.

Despite a changing economy, in 2001 we helped fuel the regional economy by delivering nearly $38 million in loans to area businesses. We're prepared to help even more companies meet this year's challenges, while remaining mindful of credit quality.

Beyond the bank branch, we continue to expand our commitment to our business customers and to the business community at large. One of the most important commodities in business today is information. And events such as Abington Savings Bank's twice-yearly Business Persons' Breakfasts feed the entrepreneur's "need to know."

Understanding that today's business owner is as much investor as manager, the Bank's Investment Services offerings are also becoming key ingredients in helping our customers keep their businesses on a strong footing.

Business Banking
(Year-to-Year Comparison, based on loans outstanding. In Millions.)


$63.9
$71.6
$81.2
$97.9

Harvey Hurvitz and his family have been standing strong in the community for more than three decades. Harvey has navigated good times and economic downturns. Just like you. Since the 1970s, the family's business, Cape Cod Lumber, has grown from a company with four employees (including Harvey, his father and mother) to 150 employees and two locations. In the beginning, Abington Savings Bank stepped up to the plate to enable that growth. Today, Cape Cod Lumber still counts on us. Harvey says the Bank's President tells him, "Whatever we can do, we'll be there."

SBA Portfolio Balances
(In Millions.)


$2.3
$5.0
$7.4
$10.2



Harvey Hurvitz
Cape Cod Lumber

CONSUMER BANKING PROFESSIONALS

Keeping People In Touch With Their World In Real Time

Abington Savings Bank's Consumer Banking Division continued its record of solid growth in 2001, with deposit balances increasing by 9%. We attribute our success to our employees' expertise and our mastering the formula of high tech, high touch.


COMMUNITY CENTER
ONLINE BANKING
ABINGTON SAVINGS BANK HOME PAGE

www.AbingtonSavings.com
Welcome Page

On the technology side, in 2001 our consumer banking customers embraced the Bank's electronic banking products and services in increasing measure. Abington Savings Bank's debit card business was exceptional. We saw an increase of 78.8% in online banking volume this year. Via the Bank's Internet portal, more than 4,000 customers banked online, paid bills, made purchases, and accessed stock market reports or quick information about their home communities.

Beyond technology, when customers walk into their branch or talk to a customer service representative, there's another phenomenon. We touch people's lives. Abington Savings Bank employees tend to live in the communities where they work. They know their customers. And their customers know them. All of our branch employees are trained and finely tuned to see customer needs and opportunities beyond the transaction of the moment, referring people on for help with mortgage loans, investment information, and other services.

CHECKING ACCOUNTS
(Number of Accounts In Thousands.)


36.0
40.0
44.8
47.6

CORE DEPOSITS
(Including Money Market, In Millions.)


$200.3
$220.4
$264.8
$309.8

Our Personal Banker program is targeted to busy customers. We position our Personal Bankers where they're visible and readily accessible as soon as customers enter the branch. Assigned to know about and guide all of a customer's needs, this year our Personal Bankers referred a record number of customers to obtain new business loans from our commercial banking division and mortgages through our Old Colony Mortgage offices.

From banking online to High Performance Checking Accounts, to mutual funds, IRAs, and home equity loans, Abington Savings Bank customers tend to have deep relationships with us and hold multiple accounts. Banking with Abington Savings Bank is, in more ways than one, banking at home.

Loan Le joined our Hanover Branch as a Teller this year. Each day she looks at the top priorities and asks, "How can I make a difference?" That makes talking to customers about savings accounts and IRAs easy for Loan. Doris Clifford is Head Teller at our Kingston Branch. She's been there for 16 years. Today she sees a lot of new, young families coming through the doors. But, she says, the Bank's long-time customers are still there, too. Doris says the reason is simple: "Our customers know us and trust us. They'll stay with us as long as we show them 'We're here for you.'"



Doris

Loan

Mortgage Financing Experts

Bringing Community Home

OLD COLONY
MORTGAGE
A subsidiary of Abington Savings Bank

Financial freedom may start with a savings and checking account. It may be realized ultimately through sound investment strategies. But, somewhere in between, most would agree, is the dream of home ownership. In 1999 Abington Savings Bank purchased Old Colony Mortgage Corporation and its established offices in Southeastern Massachusetts. It was our way of expanding our commitment and our ability to make the dream possible for more people.

Through any Abington Savings Bank branch, or from Old Colony Mortgage offices in Auburn, Brockton, Fall River, and Plymouth, our Mortgage Consultants help homebuyers access the full range of home financing choices. And, with options such as FHA/VA mortgages, we're making home ownership possible to people of every credit or income profile and need.

In a year of complex rate fluctuations, decreases in cost of funds, and wider margins, during 2001 the Bank originated $200 million in mortgage loans. Entering the new year, we're well positioned to leverage the market and to pass those benefits and opportunities on to our customers.



Charlene Dave Ida

Dave and Ida Frazier grew up in Abington and work right here at Abington Savings Bank. They and their family still live in Abington. They love their community. Old Colony Mortgage Loan Officer Charlene Pecorelli wants homebuying to be possible and painless. Dave and Ida Frazier love Charlene's success record and the way Old Colony helps people in the community realize their dreams. They should. Charlene helped Ida and Dave finance their home.

INVESTMENT SERVICE SPECIALISTS

Balancing Growth, Planning For Change

Abington Savings Bank's Investment Services professionals have increasingly become the source for middle market consumers in Southeastern Massachusetts who are searching for sound financial planning solutions. When customers turn to our Investment Services, they turn to the expertise of Investment Executives who are top performers in their field. Our investment specialists focus on balanced, personalized direction to help reduce risk, optimize return, target and protect desired future outcomes.

Abington Savings Bank Investment Services is an integrated financial planning and investment center that offers a choice of over 4,000 mutual funds, representing such proven families as Dreyfus, Fidelity, MFS, Putnam, and others. Our wealth-building, retirement and tax deferred options include stocks and bonds, mutual funds, annuities, money market funds, IRA rollovers, insurance, SEP, Keogh, and 401(k) plans.

As our Investment Executives listen and hear their clients, they tailor portfolios that are as unique as each client's needs. Unlike other banks and investment sources, Abington Savings Bank investment specialists aren't bound to any one provider, bond, mutual fund, or insurance product. They base their decisions on one thing. Performance. Performance that keeps the future intact.

Al Smith and Ron deFeo have a common goal: to keep the future intact through sound financial investments and planning. Al and Ron are Investment Executives at Abington Savings Bank. Ron says "We have the highest level of investment services program possible from any bank in the country." "We have to," says Al. "We're a community bank. Our clients are our neighbors... This bank understands, understands at all levels." Advice? "Take the long view. Be systematic, don't change. We're in a resilient country. We always come back."



Al Ron

Investment products are offered through Infinex Investments, Inc. member NASD/SIPC. Insurance products are offered through affiliated licensed insurance agencies. Products and services made available through Infinex are not insured by the FDIC or any other agency of the United States and are not deposits or obligations of nor guaranteed or insured by any bank or bank affiliate. These products are subject to investment risk, including the possible loss of value.

Community Bankers

Standing Strong In The Heart of Community

Following the brutal attacks of September 11, Abington Savings Bank, in collaboration with the Massachusetts Bankers Association, announced a disaster relief effort to aid victims and the families of those who lost their lives that day. All funds collected were donated to the American Red Cross. At our employees' request, the Bank established a private fund for staff donations and agreed to match those donations. As of December, 2001, our disaster relief effort raised $24,000, all earmarked for disaster relief charities.

We are proud of the ongoing commitment we have in our communities and the many opportunities we have to make a difference. One of those relationships in particular personifies the heartbeat of Abington Savings Bank. For the past seven years, the Bank's partnership with the St. Coletta and Cardinal Cushing Schools of Massachusetts, Inc., has grown in warmth, commitment and scope. Our employees are extraordinarily generous, volunteering themselves and their own contributions to support the Schools' programs for its exceptional children.

Through the Bank's optional payroll deduction plan called The Wishing Well, this year our employees raised more than $20,000 in donations for the students of the Cardinal Cushing Schools. The Bank's 2001 Auction for the Schools raised $116,000. Businesses, vendors and residents in the community come together in force to donate food, services, goods, and time for the annual event, which is run by our employees. Each year, a portion of the auction proceeds funds a trip to Disney World for the Schools' graduating seniors.

At Abington Savings Bank, we know from experience that our strength comes from our source. And our source is the community.

As a community banker, Kevin Tierney, Executive Vice President and Chief Operating Officer, has always believed in giving back to the community. But when he joined Abington Savings Bank several years ago, he was overwhelmed by the employees at the Bank and their relationship with the St. Coletta and Cardinal Cushing Schools. "I'd never seen anything like it. It was a commitment from the heart," he says. "It was infectious." Now Kevin shares his time with the special kids of the Cushing Schools. Just like his fellow employees. "It's not just a charitable contribution–we make a difference in their lives." Kevin says that's what being in the community is really all about. "As a Bank and as people, we reach out, we have the same reactions, and share the same emotions."


Motor Activity

Kevin Tierney

Rachel
Cardinal Cushing student

Spencer
Cardinal Cushing student

CONSOLIDATED BALANCE SHEETS

:ts	December 31, 2001	December 31, 2000
	(Dollars in thousands)	
and due from banks	$21,706	$ 27,374
t-term investments	32,870	235
Total cash and cash equivalents	54,576	27,609
s held for sale	22,705	3,617
rities:		
lable for sale—at fair value	277,627	290,211
s	386,329	374,377
Less: Allowance for possible loan losses	(5,482)	(3,856)
Loans, net	380,847	370,521
ral Home Loan Bank stock, at cost	12,910	12,910
:ing premises and equipment, net	8,784	9,481
:r real estate owned, net	—	—
ıgible assets	2,259	2,710
:-owned life insurance—contract value	3,678	3,511
rred tax asset, net	393	1,412
:r assets	6,339	6,267
	$770,118	$728,249

Liabilities and Stockholders' Equity	December 31, 2001	December 31, 2000
	(Dollars in thousands)	
Deposits	$497,459	$454,747
Short-term borrowings	8,049	49,565
Long-term debt	193,500	172,567
Accrued taxes and expenses	4,100	3,582
Other liabilities	15,696	1,397
Total liabilities	718,804	681,858
Guaranteed preferred beneficial interests in the Company's junior subordinated debentures	12,163	12,086
Commitments and contingencies		
Stockholders' equity:		
Serial preferred stock, $.10 par value, 3,000,000 shares authorized; none issued	—	—
Common stock, $.10 par value, 12,000,000 shares authorized; 4,925,000 shares issued in 2001 and 4,875,000 shares issued in 2000	492	488
Additional paid-in capital	23,081	22,915
Retained earnings	31,403	29,570
	54,976	52,973
Treasury stock—1,807,000 shares in 2001 and 2000, at cost	(17,584)	(17,584)
Compensation plans	120	111
Net unrealized gain (loss) on available for sale securities, net of taxes	1,639	(1,195)
Total stockholders' equity	39,151	34,305
	$770,118	$728,249

ı complete financial statement please refer to the company's report on form 10-K.

CONSOLIDATED STATEMENTS OF OPERATIONS

	December 31, 2001	December 31, 2000	December 31, 1999
:rest and dividend income:	(Dollars in thousands, except per share data)		
rest and fees on loans	$ 29,510	$ 29,292	$ 27,828
rest on mortgage-backed investments	15,856	12,377	9,439
rest on bonds and obligations	4,034	5,591	4,237
dend income	972	1,031	706
rest on short-term investments	121	58	32
Total interest and dividend income	50,493	48,349	42,242
:rest expense:			
rest on deposits	14,697	13,017	11,389
rest on short-term borrowings	1,216	6,572	4,943
rest on long-term debt	11,730	8,807	6,760
ıl interest expense	27,643	28,396	23,092
interest income	22,850	19,953	19,150
·ision for possible loan losses	1,705	160	640
interest income after provisions ɔr possible loan losses	21,145	19,793	18,510
ı-interest income:			
ı servicing fees	255	311	365
tomer service fees	7,949	6,396	4,491
ɒ (loss) on sales of securities, net	(1,723)	405	823
ɒ on sales of mortgage loans, net	2,888	1,315	1,222
gain on sales and write-down of ther real estate owned	(2)	—	68
er	402	472	404
Total non-interest income	9,769	8,899	7,373

Non-interest expense:	December 31, 2001	December 31, 2000	December 31, 1999
	(Dollars in thousands, except per share data)		
Salaries and employee benefits	12,521	11,022	9,236
Occupancy and equipment expenses	4,032	3,201	3,377
Trust preferred securities expense	1,120	1,120	1,120
Other non-interest expenses	8,032	6,332	5,687
Total non-interest expense	25,705	21,675	19,420
Income before income taxes	5,209	7,017	6,463
Provision for income taxes	1,834	2,524	2,314
Net income before cumulative effect of accounting change	$ 3,375	$ 4,493	$ 4,149
Cumulative effect of change in accounting for sales incentives, net of tax	(298)	—	—
Net income	$ 3,077	$ 4,493	$ 4,149
Earnings per share:			
Basic—			
Income before cumulative effect of accounting change	$ 1.09	$ 1.46	$ 1.26
Cumulative effect of accounting change	(.10)	—	—
Net income	$ .99	$ 1.46	$ 1.26
Weighted average common shares	3,103,000	3,068,000	3,285,000
Diluted—			
Income before cumulative effect of accounting change	$ 1.04	$ 1.41	$ 1.20
Cumulative effect of accounting change	(.09)	—	—
Net income	$ .95	$ 1.41	$ 1.20
Weighted average common shares and share equivalents	3,239,000	3,186,000	3,460,000

a complete financial statement please refer to the company's report on form 10-K.

Member FDIC. Member DIF.

ABINGTON SAVINGS BANK & OLD COLONY MORTGAGE

LOCATIONS

Abington
533 Washington St.

Auburn
Old Colony Mortgage
850 Southbridge St.

Brockton
Shaw's Supermarket
641 Belmont St.
and
Old Colony Mortgage
1115 West Chestnut St.

Canton
Shaw's Supermarket
75 Washington St.

Cohasset
Shaw's Supermarket
Route 3A

Fall River
Old Colony Mortgage
401 Columbia St.

Halifax
319 Monponsett St.

Hanover
303 Columbia Rd.

Hanson
Shaw's Supermarket
Route 58/Route 14

Holbrook
778 South Franklin St.

Hull
523 Nantasket Ave.

Kingston
157 Summer St.

Pembroke
175 Center St.

Plymouth
Old Colony Mortgage
34 Main St. Ext.

Randolph
Shaw's Supermarket
121 Memorial Pkwy.

Whitman
584 Washington St.

We're standing strong. Just like you.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20429

FORM 10-K/A
Amendment No. 3

ANNUAL REPORT PURSUANT TO SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

Commission File No. 0-16018

ABINGTON BANCORP, INC.
(Exact name of Registrant as specified in its charter)

MASSACHUSETTS (State or Other Jurisdiction of Incorporation or Organization)	**04-3334127** (I.R.S. Employer Identification No.)
536 WASHINGTON STREET, ABINGTON, MASSACHUSETTS (Address of Principal Executive Offices)	**02351** (Zip Code)

(781) 982-3200
(Registrant's telephone number, including area code)

Securities registered under Section 12(b) of the Act: None

Securities registered under Section 12(g) of the Act (Title of Class): Common Stock, par value $0.10 per share

Indicate by check mark whether the Registrant (together with its predecessor in interest) (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

The aggregate market value of the voting stock held by non-affiliates of the Registrant, based on the closing sales price for the Registrant's Common Stock on July 17, 2002, as reported by the Nasdaq Stock Market, was $48,891,125.

The number of shares outstanding of the Registrant's Common Stock as of July 17, 2002: 3,189,852 shares.

EXPLANATORY NOTE

Abington Bancorp, Inc. amends and restates Parts I, II and IV of its Form 10-K filed on March 19, 2002 for its fiscal year ended December 31, 2001 as set forth in this Form 10-K/A.

DOCUMENTS INCORPORATED BY REFERENCE

None.

FORWARD LOOKING STATEMENTS

When used in this Report, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe" or similar expressions are intended to identify "forward-looking statements" within the meanings of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company wishes to caution readers that all forward-looking statements are necessarily speculative and not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and to advise readers that various risks and uncertainties, including regional and national economic conditions, changes in the real estate market, changes in levels of market interest rates, credit risks of lending activities and competitive and regulatory factors, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected. The Company disclaims any intent or obligation to update forward-looking statements whether in response to new information, further events or otherwise.

PART I

ITEM 1. BUSINESS

GENERAL

Abington Bancorp, Inc. (the "Company") is a one-bank holding company which owns all of the outstanding capital stock of Abington Savings Bank ("the Bank"). Abington Bancorp, Inc. was reestablished as the Bank's holding company on January 31, 1997. Previously, the Company's predecessor, also known as Abington Bancorp, Inc., had served as the Bank's holding company from February 1988 until its dissolution in December 1992. The Company's primary business is serving as the holding company of the Bank.

The Bank operated as a Massachusetts-chartered mutual savings bank from its incorporation in 1853 until June 1986 when the Bank converted from mutual to stock form of ownership. From June 1986 to the present, the Bank has operated as a stock-owned savings bank.

In May 1998, the Company formed a Delaware business trust, Abington Bancorp Capital Trust (the "Trust"). All of the common securities of this special purpose Trust are owned by the Company. The Trust exists solely to issue capital securities. For financial reporting purposes, the Trust is reported as a subsidiary and is consolidated into the financial statements of Abington Bancorp, Inc. and subsidiaries. The capital securities are presented as a separate line item on the consolidated balance sheet as a guaranteed preferred beneficial interest in the Company's Junior Subordinated Debentures ("Trust Preferred Securities"). The Trust has issued Trust Preferred Securities and has invested the net proceeds in Junior Subordinated Deferrable Interest Debentures ("Subordinated Debentures") issued to the Trust by the Company. These Subordinated Debentures are the sole assets of the Trust.

The Bank presently has four wholly-owned subsidiaries: Holt Park Place Development Corporation and Norroway Pond Development Corporation, which own properties being marketed for sale, Abington Securities Corporation, which invests primarily in United States Government obligations and obligations of related agencies and equity securities and Old Colony Mortgage Corporation, which originates and sells primarily first-lien mortgages secured by 1-4 family residential property.

The Company is engaged principally in the business of attracting deposits from the general public, borrowing funds and investing those deposits and funds. In its investments, the Company has emphasized various types of residential and commercial real estate loans, commercial loans, residential construction loans, consumer loans, and investments in securities. The Company considers its principal market area to be part of Plymouth County and Norfolk County, Massachusetts; primarily Abington, Brockton, Canton, Cohasset, Halifax, Hanover, Hanson, Holbrook, Hull, Kingston, Pembroke, Randolph and Whitman where it has banking offices, and nearby Rockland, Duxbury, Scituate, Plympton, East Bridgewater, Plymouth, Carver, Weymouth and Bridgewater. Additionally, the Company has mortgage lending offices in Auburn, Brockton, Fall River and Plymouth.

The Company has grown from \$532.0 million in assets and \$324.9 million in deposits at December 31, 1997 to \$770.1 million in assets and \$497.5 million in deposits at December 31, 2001. Deposits in the Company have been insured by the Federal Deposit Insurance Corporation ("FDIC") since 1975. Deposits are insured by the Bank Insurance Fund of the FDIC up to FDIC limits (generally \$100,000 per depositor) and by the Depositors Insurance Fund (the "Depositors Insurance Fund") for the portion of deposits in excess of that insured by the FDIC.

In August of 1997, the Company opened, in Cohasset, the first of five de novo supermarket branches, with the Randolph and Hanson branches opening in April and September, 1998, respectively, Brockton in May, 1999 and Canton in November 2000. Additionally, the Company opened the Hanover branch in July 2001. These branch openings are consistent with the Company's ongoing strategy of controlled growth with a focus on retail core deposit relationships and have enabled the Company to increase its regional presence. The Company optimally would like to see 75% of its branches as traditional offices. Currently supermarket branches comprise 38% of all retail offices. Management plans to open or acquire more traditional branches in the future.

On April 1, 1999, the Company acquired Old Colony Mortgage Corporation ("OCM") (See Note 2 to the Consolidated Financial Statements). OCM is headquartered in Brockton, and has origination offices in Plymouth, Fall River and Auburn Massachusetts as well as a presence in each of the Company's branches. This acquisition was made to expand the Company's mortgage origination capabilities as well as to provide the Company with a greater diversity of sources of income.

LENDING ACTIVITIES

GENERAL. Loans currently originated and purchased for the Company's own portfolio primarily have terms to maturity or repricing of 15 years or less, such as residential construction loans and adjustable-rate and fixed-rate mortgages on owner-occupied residential property. See "Item 7—Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations—Liquidity and Capital Resources" for discussion of the Company's asset-liability strategy. The Company also originates one-year, three-year and five-year adjustable-rate mortgages on non-owner-occupied residential property as well as commercial and commercial real estate loans. Prior to 1996, commercial, commercial real estate and commercial construction lending had not been a primary source of loan originations. The Company began to emphasize such lending in the latter part of 1996. The Company anticipates a continued emphasis in the future for these types of loan originations. The Company has stressed the origination or purchase of shorter-term 15-year fixed rate or adjustable residential mortgage loans (generally hybrids with terms to first adjustment of one, three, five and seven years with annual resets thereafter) or seasoned 30-year fixed rate residential mortgage loans for its own portfolio in connection with the asset/liability management. (See "Lending Activities-Residential and Commercial Construction and Commercial and Commercial Real Estate Loans.")

The Company's net loan portfolio, including loans held for sale, totaled $403.6 million at December 31, 2001, representing approximately 52.4% of its total assets. The majority of the Company's loans are secured by real estate and are made within Norfolk and Plymouth Counties, although the Company also purchases primarily residential mortgage loans in other areas of the United States. Generally, loans purchased outside of Massachusetts are well collateralized and reflect an adequate payment history. Approximately 40% of the Company's total loan portfolio represent owner-occupied first mortgages located outside of Massachusetts. The three states (other than Massachusetts) in which the Company has its largest concentrations of residential loans are California, Illinois, and Michigan, in which the Company held $21,424,000, $18,153,000, and $13,389,000, of loans, respectively, as of December 31, 2001. No other states had a 2.5% or greater concentration.

The Company originated $37.8 million in commercial and commercial real estate loans, $21.1 million of home equity loans, $3.3 million of consumer loans and $200 million in residential first mortgage loans during the year ended December 31, 2001. Of the latter amount, loans aggregating $3.0 million were retained for the Company's own portfolio, $22.7 million were held for sale at December 31, 2001, and loans aggregating $176.0 million were sold in the secondary market. As of December 31, 2001, loan commitments to borrowers or potential borrowers of $77.2 million were outstanding. These commitments included $5.5 million under existing construction loans, $53.3 million in residential and commercial and commercial real estate loans, $18.4 million under existing lines of credit (including home equity loans). The Company had no outstanding commitments to purchase residential first mortgages.

RESIDENTIAL MORTGAGE LOANS. The Company currently sells in the secondary market most first mortgage loans originated on residential property. The Company generally sells loans on a non-recourse basis. Prior to 1996, the Company had generally retained the servicing rights on sold loans. Currently, the Company typically sells the servicing rights along with the loans. The Company currently receives annual loan servicing fees, where servicing was retained, generally ranging from .25% to .425% per annum of the principal balance of the loans plus all late charges. At December 31, 2001, the Company's loan servicing portfolio amounted to $74.6 million.

As of December 31, 2001, the outstanding balance of residential first mortgage loans totaled $275.5 million or 66.5% of the loan portfolio. Residential first mortgage loans purchased or originated for the Company's portfolio are generally written in amounts up to 95% of value if the property is owner-occupied. Borrowers with a loan-to-value ratio in excess of 80% are generally required to carry private mortgage insurance. Adjustable-rate mortgage loans to owner occupants of one- to four-family residential property are subject to certain requirements and limitations under guidelines issued by the Massachusetts Commissioner of Banks (the "Commissioner"), including limitations on the amount and frequency of changes in interest rates.

In most cases, the Company requires the residential first mortgage loans it originates or purchases to meet Federal National Mortgage Association and Federal Home Loan Mortgage Corporation standards, with an exception being made in some cases for the size of the loan, in order to provide for the flexibility to sell such loans if the Company chooses to do so in the secondary market.

HOME EQUITY AND SECOND MORTGAGE LOANS. The Company offers home equity loans, which are revolving lines of credit secured by the equity in the borrower's residence. The majority of home equity loans have interest rates that adjust with movements in the prime lending rate although the Company does offer fixed rate home equity loans. Home equity loans and second mortgage loans are currently written generally in amounts from $7,500 to $100,000, but generally not more than the difference between 80% of the appraised value of the property and the outstanding balance of the existing first mortgage. However, home equity loans with higher loan-to-value ratios up to 90% are available on a limited basis provided certain underwriting criteria are met. Generally home equity loans must have a current appraisal of the value of the mortgaged property at origination. At December 31,

2001, the Company had in its portfolio approximately $28.3 million of outstanding home equity and second mortgage loans and unused commitments amounting to $18.4 million.

CONSTRUCTION, COMMERCIAL AND COMMERCIAL REAL ESTATE LOANS. The Company also originates residential construction loans and, from time to time, commercial construction and other commercial real estate loans.

Most construction loans are for residential single-family dwellings. They are usually made with construction terms of no more than one year (residential construction-to-permanent financing loans are offered with a 30-year term). The Company generally makes construction loans to builders who have pre-sold the homes to the future occupants. In most cases, permanent financing is arranged through the Company on properties for which the Company has been the construction lender. It is the Company's policy to require on-site inspections before releasing funds on construction loans. Inspections on construction loans are generally performed by third-party inspectors. At December 31, 2001, gross construction loans totaled $17.6 million, or 4.2% of the Company's total loan portfolio.

Commercial real estate loans generally relate to properties which are typically non-owner occupied, income producing such as shopping centers, small apartment buildings and other types of commercial properties. Commercial real estate loans are generally written for maximum terms of 10 years, and interest rates on these loans are typically fixed for no longer than 5 years. Currently, commercial real estate loans are generally written in amounts up to $3,500,000 and are usually made in Massachusetts counties of Plymouth, Norfolk, Bristol and Barnstable. At December 31, 2001, the Company had a total of $72.0 million of commercial real estate loans, or 17.4% of the Company's total loan portfolio.

Commercial loans are generally provided to small-to-medium-sized businesses located within the Company's market area. Commercial loans may be structured as term loans or as revolving lines of credit. Commercial loans generally have a repayment schedule of five years or less, with interest rates which float in relation to the Wall Street Journal prime rate. The majority of commercial loans are collateralized by equipment, machinery, receivables, inventory or other corporate assets. In addition, the Bank generally obtains personal guarantees from the principals of the borrower for virtually all of its commercial loans. At December 31, 2001, the Company had approximately $13.8 million of commercial (non-real estate) loans outstanding which was approximately 3.3% of the Company's total loan portfolio.

Commercial, commercial construction and commercial real estate lending entails greater risk than residential mortgage (including residential construction) lending to owner occupants. Compared to residential mortgage loans to owner occupants, the repayment of these types of loans is more dependent on the underlying business and financial condition of the borrower and/or cash flows from leases on the subject properties and, in the case of construction loans, the economic viability of the project, and is more susceptible to adverse future developments. Since 1996, the Company has emphasized commercial, commercial real estate or commercial construction lending and intends to continue to place an emphasis on commercial, commercial construction and commercial real estate loan originations.

CONSUMER LOANS. The Company also makes a variety of consumer loans, such as new and used automobile and boat loans, unsecured loans, education loans, and passbook and stock-secured loans. Education loans are periodically sold in the secondary market. The Company's consumer loans totaled $7.4 million at December 31, 2001, representing 1.8% of its total loan portfolio.

COMPOSITION OF LOAN PORTFOLIO. The following table shows the composition of the Company's loan portfolio by type of loan.

	At December 31,									
	2001		2000		1999		1998		1997	
	Amount	Percent to Gross Loans	Amount	Percent to Gross Loans	Amount	Percent to Gross Loans	Amount	Percent to Gross Loans	Amount	Percent to Gross Loans
	(Dollars in thousands)									
Mortgage loans:										
Conventional	$275,514	66.5%	$261,702	67.9%	$290,036	73.4%	$270,887	73.8%	$249,165	74.1%
Second mortgages and home equity	28,301	6.8	27,415	7.1	23,490	6.0	20,339	5.5	20,392	6.1
Commercial real estate	71,963	17.4	59,923	15.5	51,973	13.1	50,493	13.8	39,341	11.7
Construction	17,582	4.2	13,150	3.4	5,883	1.5	7,109	1.9	7,681	2.3
Total mortgage loans	393,360	94.9	362,190	93.9	371,382	94.0	348,828	95.0	316,579	94.2
Less:										
Due to borrowers on incomplete loans	(5,510)		(7,598)		(2,437)		(2,557)		(2,166)	
Net deferred loan fees and unearned discounts	(161)		(237)		(381)		(626)		(813)	
Subtotal	387,689		354,355		368,564		345,645		313,600	
Commercial loans—secured and unsecured	13,844	3.3	15,912	4.1	16,497	4.2	9,473	2.6	7,644	2.3
Consumer loans:										
Indirect automobile	—	—	—	—	—	—	158	—	1,263	0.4
Personal	1,484	.4	1,280	0.3	1,243	.3	1,393	0.4	1,562	0.4
Education	—	—	—	—	—	—	62	—	423	0.1
Passbook and stock secured	5,805	1.4	6,250	1.7	5,950	1.4	6,951	1.9	8,323	2.5
Home improvement	62	—	128	—	216	.1	257	0.1	381	0.1
Total consumer loans	7,351	1.8	7,658	2.0	7,409	1.8	8,821	2.4	11,952	3.5
Net deferred loan costs (fees)	150		69		(59)		(127)		(124)	
Subtotal	7,501		7,727		7,350		8,694		11,828	
Total loans	409,034		377,994		392,411		363,812		333,072	
Less allowance for loan losses	(5,482)		(3,856)		(3,701)		(3,077)		(2,280)	
Loans, net	403,552		374,138		388,710		360,735		330,792	
Add (recapitulation):										
Due to borrowers on incomplete loans	5,510		7,598		2,437		2,557		2,166	
Net deferred loan fees and unearned discounts	11		168		440		753		937	
Allowance for loan loss	5,482		3,856		3,701		3,077		2,280	
Loans, gross	$414,555	100.0%	$385,760	100.0%	$395,288	100.0%	$367,122	100.0%	$336,175	100.0%

ORIGINATION AND UNDERWRITING. Residential mortgage and consumer loan originations are developed by the Company's officers and lending personnel from a number of sources, including referrals from branches, realtors, builders, attorneys, customers and Directors. The Company employs thirteen mortgage originators who are paid a commission based on the amount and volumes of residential loans originated. Consumer and home equity loans are generally originated through the Company's branch and call center personnel. Consumer loan services are also solicited by direct mail to existing customers. Advertising media is also used to promote loans. The Company currently receives origination fees on most new first mortgage loans that it originates. Fees to cover the costs of appraisals and credit reports are also collected. In addition, the Company collects late charges on real estate and consumer loans.

Commercial and commercial real estate loan originations are developed by the Company's officers and lending personnel from a number of sources, including referrals from attorneys, CPAs, customers, realtors, direct solicitation and Directors. The Company employs four commercial loan officers who are paid a salary and performance bonus. Loans originated by these officers are maintained in the commercial loan portfolio.

Applications for all types of loans offered by the Company are taken at all of the Company's offices, and in some cases over the phone, and referred to the Company's operations center or commercial loan division for processing. The Company's loan underwriting process is performed in accordance with a policy approved by the Board of Directors. The process includes but is not limited to the use of credit applications, property appraisals, verification of an applicant's credit history, and analysis of financial statements, employment and banking relationships, and other measures management deems appropriate in the circumstances.

All loans to Directors must be approved by the full Board of Directors after review by management. Commercial loans are prohibited to executive officers, officers or employees of the Company or the Bank.

The following table shows the Company's construction and commercial loans (excluding commercial real estate loans) by scheduled maturity or repricing interval at December 31, 2001:

	Within 1 Year	1-5 Years	Over 5 Years	Total
	(Dollars in thousands)			
Construction, net (all fixed rate)	$12,072	$ —	$ —	$12,072
Commercial loans (all variable rate)	13,844	—	—	13,844
Total	$25,916	$ —	$ —	$25,916
Percent of total	100.0%	—%	—%	100.0%

NON-PERFORMING ASSETS. The Company attempts to manage its loan portfolio so as to recognize problem loans at an early point in order to manage each situation and thereby minimize losses. Interest on loans is generally not accrued when such interest is not paid for a three month period and/or in the judgment of management, the collectibility of the principal or interest becomes doubtful. When a loan is placed on a non-accrual status, all interest previously accrued but not collected is reversed against interest income in the current period. Interest income is sometimes subsequently recognized only to the extent that cash payments are received. Those loans that continue to accrue interest after reaching a three month delinquency status generally include only consumer loans, although, on occasion, some residential mortgage loans have been included. Real estate acquired by foreclosure and other real estate owned is stated at the lower of the carrying value of the underlying loan or the estimated fair value less estimated selling costs. For further discussion of non-performing assets, see "Item 7—Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations."

At December 31, 2001, non-performing assets were 0.5% of total assets, compared with 0.08% and 0.09% at December 31, 2000 and 1999, respectively.

The following table sets forth non-performing assets at the dates indicated:

	At December 31,				
	2001	2000	1999	1998	1997
		(Dollars in thousands)			
Loans accounted for as impaired	$3,881	$549	$616	$681	$ 622
Accruing loans past due 90 days or more as to principal or interest	78	7	—	50	91
Total non-performing loans	3,959	556	616	731	713
Real estate acquired by foreclosure and other real estate owned	—	—	—	—	265
Total non-performing assets	$3,959	$556	$616	$731	$ 978

The recorded total investment in impaired loans was $3,881,000 and $549,000 at December 31, 2001 and 2000, respectively. Impaired loans totaling $3,432,000 and $94,000, at December 31, 2001 and 2000, respectively, required an allocation of $2,181,000 and $15,000, respectively, of the allowance for possible loan losses. The remaining impaired loans did not require any allocation of the reserve for possible loan losses. All loans classified as impaired, are also on non-accrual.

The increase in impaired loans is primarily related to two credits, the most significant of which is a $3,363,000 relationship which is primarily a commercial credit involved in the telecommunications industry.

The average balance of impaired and/or non-accrual loans was approximately $704,000, $468,000 and $666,000 in 2001, 2000 and 1999, respectively. The total amount of interest income recognized on impaired loans during 2001, 2000 and 1999 was approximately $39,000, $70,000, and $64,000, respectively, which approximated the amount of cash received for interest during that period. The Company has no commitments to lend additional funds to borrowers whose loans have been deemed to be impaired.

Currently, in the single family home sector, prices are stable and properties are selling quickly. Additionally, Boston area vacancy rates on commercial real estate properties have remained relatively low in comparison to the early 1990's which has helped to support the market values of those properties although these vacancy rates have begun to rise over the past year. The Company cannot predict the impact on future provisions for possible loan losses that may result from future market conditions. While the regional economy has been stable and the local residential real estate market has been strong over the past couple of years, it is difficult to predict to what extent such stabilization and overall strong economic conditions will continue.

ALLOWANCE FOR POSSIBLE LOAN LOSSES. The following table summarizes changes in the allowance for possible loan losses and other selected statistics for the years indicated:

	At December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands)				
Balance, beginning of year	$ 3,856	$ 3,701	$ 3,077	$ 2,280	$ 1,811
Loans charged off:					
Real estate—residential	—	17	11	18	100
Real estate—commercial	—	—	5	—	20
Real estate—construction	—	—	—	—	—
Commercial	—	—	—	—	—
Consumer	243	267	248	206	246
Total loans charged-off	243	284	264	224	366
Loan recoveries:					
Real estate—residential	18	5	4	7	5
Real estate—commercial	11	145	142	119	38
Real estate—construction	—	—	—	—	—
Commercial	—	—	—	—	—
Consumer	135	129	102	135	162
Total recoveries	164	279	248	261	205
Net charge-offs (recoveries)	79	5	16	(37)	161
Provision charged to operations	1,705	160	640	760	630
Balance, end of year	$ 5,482	$ 3,856	$ 3,701	$ 3,077	$ 2,280
Average loans outstanding, net	$385,149	$385,671	$368,578	$335,871	$304,925
Ratio of net charge-offs (recoveries) to average loans outstanding, net	.02%	.00%	.00%	(.01)%	.05%
Ratio of allowance for possible loan losses to gross loans at year end	1.32%	1.02%	.94%	.85%	.68%
Ratio of allowance for possible loan losses to non-performing loans	138.5%	693.5%	600.8%	420.9%	319.8%

The allowance for loan losses is based on management's estimate of the amount required to reflect the potential inherent losses in the loan portfolio, based on circumstances known at each reporting date in accordance with Generally Accepted Accounting Principles ("GAAP"). Management utilizes three methodologies to determine a range of required reserves, from which a consistent process is used to derive a reserve number. The results and recommendations from these processes provide senior management, the Board's Loan Committee and the full Board of Directors with independent information on loan portfolio condition.

The first method utilized is the Risk Identification Method. This method involves the allocation of loss certain loss percentages against adversely classified commercial loans, and general loss allocations against segments of the loan portfolio that have similar attributes. Under this methodology, the credit quality of the commercial portfolios is quantified by a corporate credit rating system designed to parallel regulatory criteria and categories of loan risk. Individual lenders monitor their loans to ensure appropriate rating assignments are made timely. Risk ratings and the quality of the portfolio are assessed regularly by an independent Credit Review firm and other general internal loan reviews and updates as provided by Credit Policy and Administration personnel. Credit Review and Credit Policy and Administration personnel conduct ongoing portfolio trend analyses and individual credit reviews to evaluate loan risk and compliance with corporate lending policies. The level of allowance allocable to each group of risk-rated loans is then determined by applying a loss factor that estimates the amount of probable loss in each category. The assigned loss factor for each risk rating is based upon management's assessment of historical loss data, portfolio characteristics, economic trends, overall market conditions and past experience.

Consumer and residential real estate loan quality is evaluated on the basis of delinquency data and other credit data available due to the large number of such loans and the relatively small size of individual credits. Allocations for these loan categories are principally determined by applying loss factors that represent management's estimate of inherent losses. In each category, inherent losses are estimated based upon management's assessment of historical loss data, portfolio characteristics, economic trends, overall market conditions and past experience. In addition, certain loans in these categories may be individually risk-rated if considered necessary by management.

The second method utilized is the Migration Method, which utilizes the Risk Identification Method outlined above and then adjusts the allowance calculation to reflect a migration of non-pass rated loans to a more adverse category. This methodology recognizes that no risk identification system can address all potential risks of loss at any point in time and, therefore, there is an inherent unidentified risk of loss that may not be accurately characterized or identified.

The third method utilized is the Specific Identification Method. This method entails the assignment of reserve amounts to individual adversely-classified loans based on a specific impairment review of such loans. Under this method, loans are selected for evaluation based on the internal risk rating or non-accrual status of the loan. Additionally, general loss allocations are made against segments of the loan portfolio that have similar attributes.

From these three methodologies, management calculates a range of estimated required reserves and then determines an appropriate reserve amount within this range. There are three components to the allowance for loan losses: 1) specific reserves for loans considered to be impaired or for other loans for which management considers a specific reserve to be necessary; 2) allocated reserves based upon management's formula-based process for assessing the adequacy of the allowance for loan losses; and 3) a non-specific unallocated allowance considered necessary by management based on its assessment of other qualitative factors.

The allowance for loan losses is increased by provisions charged against current earnings. Loan losses are charged against the allowance when management believes that the collectibility of the loan principal is unlikely. Recoveries on loans previously charged off are credited to the allowance. Management believes that the allowance for loan losses is adequate. While management uses available information to assess possible losses on loans, future additions to the allowance may be necessary based on increases in non-performing loans, changes in economic conditions, or for other reasons. Any future additions to the allowance would be recognized in the period in which they were determined to be necessary. In addition, various regulatory agencies periodically review the Company's allowance for loan losses as an integral part of their examination process. Such agencies may require the Company to recognize additions to the allowance based on judgements different from those of management.

The following table summarizes the allowance for possible loan losses for the years indicated:

	At December 31,									
	2001		2000		1999		1998		1997	
	Amount	Percent of loans in category to gross Loans	Amount	Percent of loans in category to gross Loans	Amount	Percent of loans in category to gross Loans	Amount	Percent of loans in category to gross Loans	Amount	Percent of loans in category to gross Loans
	(Dollars in thousands)									
Real estate—residential	$ 907	73.3%	$ 928	75.0%	$ 959	79.4%	$ 899	79.3%	$ 869	80.2%
Real estate—commercial	1,586	17.4	608	15.5	590	13.1	479	13.8	372	11.7
Real estate—construction	235	4.2	56	3.4	35	1.5	71	1.9	77	2.3
Commercial	2,153	3.3	325	4.1	341	4.2	189	2.6	153	2.3
Consumer	267	1.8	288	2.0	233	1.8	195	2.4	218	3.5
Unallocated	334	N/A	1,651	N/A	1,543	N/A	1,244	N/A	591	N/A
Total	$5,482	100.0%	$3,856	100.0%	$3,701	100.0%	$3,077	100.0%	$2,280	100.0%

During 2001, the allowance for loan loss allocated to commercial loans increased by $1.8 million. This increase is generally attributable to a commercial loan relationship within the telecommunications industry totaling approximately $3.3 million that was on non-accrual at December 31, 2001. Additionally, the amount allocated to commercial real estate loans increased by $1 million. This increase was based on management's assessment of increased risk in that portfolio as a result of existing economic conditions and the impact that economic conditions were beginning to have on rental rates, cash flows and other business conditions, particularly in late-2001. During 2001, the amount allocated to the consumer and residential real estate portfolios remained consistent with prior year allocations which was consistent with the percentage of the total loan portfolio comprised of those assets (66.5% and 1.8% for residential real estate and consumer loans as a percentage of total loans, respectively in 2001 as compared to 67.9% and 2.0% for the corresponding balance by portfolio in 2000). The risk factors used for determining the level of potential loan losses in these categories for 2001 also remained constant with the prior year.

The unallocated is the allowance considered necessary by management based on its assessment of industry trends, the impact of the local and regional economy on the Company's borrowers and certain risk attributes that may not have been adequately captured in the specific risk classifications used to determine allocations in the Company's analysis of the allowance for loan loss. The unallocated component of the reserve was reduced in 2001 as compared to prior years in conjunction with management's re-assessment of the risk identified in the commercial real estate portfolio which resulted in an increased allocation of reserves to that portion of the portfolio from that which was previously classified as unallocated. Management determined, based on its review of all components of the Company's loan portfolio, economic data, industry trends, and other factors, that the remaining unallocated portion of the allowance for loan loss was adequate at December 31, 2001.

Notwithstanding the foregoing analytical allocations, the entire allowance for loan losses is available to absorb charge-offs in any category of loans.

The Company's provision for possible loan losses in 2001 was $1,705,000, compared to $160,000 and $640,000 in 2000 and 1999, respectively. The primary reason for the increase in the provision for possible loan losses in 2001 as compared to 2000 was generally due to deterioration in 2 credits totalling approximately $3,432,000, both of which were on non-accrual at December 31, 2001. The provision for loan losses in 2000 was lower than 1999 due to favorable trends in the levels of watched assets, delinquency rates and overall lower charge-off levels.

INVESTMENT ACTIVITIES

The Company's investment portfolio is currently managed in accordance with an investment policy approved by the Board of Directors. The Company's investments are subject to the laws of the Commonwealth of Massachusetts, including regulations of the Commissioner, and certain provisions of the federal law.

The following table sets forth certain information regarding the carrying value of the Company's investment portfolio, excluding mortgage-backed securities and Federal Home Loan Bank stock:

	At December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Short-term investments	$30,195	$ 160	$ 150
Federal funds sold	2,675	75	75
Total short-term investments	$32,870	$ 235	225
Percent of total assets	4.3%	.03%	.01%
Investment securities:			
U. S. Government and federal agency obligations, at market	$17,788	$57,506	$42,043
Other bonds and obligations, at market	16,453	28,701	23,786
Subtotal	34,241	86,207	65,829
Marketable equity securities, at market	3,297	9,593	8,165
Total investment securities	$37,538	$95,800	$73,994
Percent of total assets	4.9%	13.2%	10.6%

A schedule of the maturity distribution of investment securities held by the Company, other than marketable equity securities and FHLB stock, and the related weighted average yield, at December 31, 2001 follows:

	Within One Year		After One but within Five Years		After Five but within Ten Years		After Ten Years	
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
	(Dollars in thousands)							
U. S. Government and federal agency obligations	$ —	—%	$10,369	2.95%	$ 5,301	7.06%	$ 2,000	6.45%
Other bonds and obligations	35	7.50	1,000	6.25%	1,063	7.00%	14,412	7.11%
Total	$ 35	7.50%	$11,369	3.24%	$ 6,364	7.05%	$16,412	7.03%

At December 31, 2001, the Company had 9 mortgage backed securities which had a total amortized cost of $46,588,000, each of which individually had an amortized cost in excess of ten percent of stockholders' equity, and were not obligations of the U. S. Government or federal agencies.

SOURCES OF FUNDS

GENERAL. Deposits and borrowings are the Company's primary sources of funds for investment. The Company also derives funds from operations, amortization and prepayments of loans and sales of assets. Deposit flows vary significantly and are influenced by prevailing interest rates, money market conditions, economic conditions, location of Company offices and competition.

DEPOSITS. Most of the Company's deposits are derived from customers who work or reside in the Company's primary service area. The Company's deposits consist of passbook savings accounts, special notice accounts, NOW accounts, money market deposit accounts, club accounts, money market certificates, negotiated rate certificates and term deposit certificates. The Company also offers Individual Retirement Accounts, which currently include a one-year variable rate account with monthly interest rate adjustments or a 1-, 2-, 2.5-, 3- or 4-year fixed-rate account. In addition, the Company currently offers non-interest NOW accounts for commercial customers and individuals. Although in previous years the Company has solicited brokered deposits, at December 31, 2001 there were no such deposits.

At December 31, 2001, the Company's outstanding certificates of deposit with balances in excess of $100,000 are scheduled to mature as follows:

	(In thousands)
Three months or less	$19,957
Over three to six months	10,074
Over six to twelve months	5,165
Over twelve months	10,148
	$45,344

OTHER ACTIVITIES

SAVINGS BANK LIFE INSURANCE. The Company sells savings bank life insurance as an agent but not as an issuer and receives a commission on the sale.

OTHER. The Company also offers safe deposit box services, automated teller machines and drive-up banking services. The Company also provides its borrowers the opportunity to purchase life, accident and disability insurance through a third-party insurance agency. The Company offers investment services (including annuities) to its customers through a third-party broker-dealer, and its insurance agency affiliate. The third-party pays fees to the Company based upon sales volume generated by the Company's brokers.

SUPERVISION AND REGULATION

As an FDIC-insured, state-chartered bank, the Bank is subject to supervision and regulation by the Commissioner and the FDIC and is subject to periodic examination. The Company is subject to regulation and supervision of the Federal Reserve as a bank holding company.

COMPETITION

The Company faces substantial competition both in attracting deposits and in originating loans.

Competition in originating loans comes generally from other thrift institutions, commercial banks, credit unions, finance companies, insurance companies, other institutional lenders and mortgage companies. The Company competes for loans principally on the basis of interest rates and loan fees, the types of loans originated, service and geographic location.

In attracting deposits, the Company's primary competitors are other savings banks, commercial banks and co-operative banks, credit unions, and mutual funds. Other competition for deposits comes from government securities as investments. The Company's attraction and retention of deposits depends on its ability to provide investment opportunities that satisfy the requirements of investors with respect to rate of return, liquidity, risk and other factors. The Company attracts a significant amount of its deposits from the communities in which its offices are located, and, accordingly, competition for these deposits comes principally from other thrift institutions and commercial banks located in the same geographic areas. The Company competes for these deposits by attempting to offer competitive rates, convenient branch locations, and convenient business hours and by attempting to build an active, civic-spirited image in these communities.

Financial institutions that are not now located within the Company's market area may find entry in the Company's market area attractive. Such entry could have an adverse effect on the Company's growth or profitability. The Company's potential competitors may have substantially greater financial and other resources than the Company. In addition, increased competition for deposits has had an impact on the rates which the Company pays on certificates of deposit.

Under the Gramm-Leach-Bliley Act, effective March 11, 2000, securities firms, insurance companies and other financial service providers that elect to become financial holding companies may acquire or establish banks. This has not yet resulted in significant changes to the competitive environment in which the Company operates.

EMPLOYEES

As of December 31, 2001, the Bank had 204 full-time employees, consisting of 26 full-time officers and 178 full-time non-officers, as well as 112 part-time employees. None of the Company's employees is represented by a union or other labor organization. The Company provides its employees with a comprehensive range of employee benefit programs. Management believes that its employee relations are good.

ITEM 2. PROPERTIES

The following table sets forth certain information relating to real estate owned or leased by the Company at December 31, 2001.

	Year Opened	Owned or Leased	Lease Term	Renewal Option
Main Office: 533 Washington St. Abington, MA 02351	1929	Owned	—	—
Branches:				
Shaw's Supermarket 609 Belmont Street Brockton, MA 02301	1999	Leased	10 years	2-5 years
319 Monponsett Street Halifax, MA 02338	1975	Owned	—	—
584 Washington St. Whitman, MA 02382	1992	Owned	—	—
157 Summer Street Kingston, MA 02364	1995	Leased	20 years	10 years
175 Center Street Pembroke, MA 02359	1992	Owned	—	—
523 Nantasket Ave. Hull, MA 02045	1994	Leased	15 years	—
778 S. Franklin St. Holbrook, MA 02343	1995	Leased	10 years	2-5 years
Shaw's Supermarket 739 Chief Justice Cushing Way Cohasset, MA 02025	1997	Leased	5 years	2-5 years
Shaw's Supermarket 121 Memorial Parkway Randolph, MA 02368	1998	Leased	5 years	2-5 years
Shaw's Supermarket 430 Liberty Street Hanson, MA 02341	1998	Leased	5 years	2-5 years
Shaw's Supermarket 75 Washington Street Cobb's Corner Canton, MA	2000	Leased	10 years	2-5 years
303 Columbia Road Hanover, MA	2001	Leased	1 year	3-5 years

	Year Opened	Owned or Leased	Lease Term	Renewal Option
Mortgage Offices:				
1115 West Chestnut Street Suite No. 202 Brockton, MA 02301	1998	Leased	5 years	—
850 Southbridge Street Auburn, MA 01501	1996	Leased	2 years	—
401 Columbia Street Fall River, MA 02721	1996	Leased	1 month	—
102-B 34 Main Street Extension Plymouth, MA 02360	1995	Leased	—	—
Executive Office				
536 Washington St. Abington, MA 02351	1989	Owned	—	—
Business Banking Offices:				
538 Bedford St. Abington, MA 02351	1995	Leased	1 year	—

ITEM 3. LEGAL PROCEEDINGS

The Company is a defendant in various legal matters, none of which is believed by management to be material to the consolidated financial statements.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCK HOLDER MATTERS

The common stock of the Company is currently listed on the Nasdaq Stock Market under the symbol "ABBK".

The table below sets forth the range of high and low sales prices for the stock of the Company for the quarters indicated. Market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

	Price		Dividends Declared
	High	Low	
2002 (through February 28, 2002)	$15.75	$15.06	$ —
2001			
4th quarter	15.63	13.46	.10
3rd quarter	16.80	13.25	.10
2nd quarter	15.80	13.00	.10
1st quarter	13.44	11.63	.10
2000			
4th quarter	11.06	8.75	.09
3rd quarter	11.19	8.75	.09
2nd quarter	9.88	8.75	.09
1st quarter	11.75	9.38	.09
1999			
4th quarter	13.00	10.69	.05
3rd quarter	13.75	12.06	.05
2nd quarter	14.75	13.25	.05
1st quarter	15.13	12.75	.20

As of February 28, 2002, the Company had approximately 758 stockholders of record who held 3,184,352 outstanding shares of the Company's Common Stock. The number of stockholders indicated does not reflect the number of persons or entities who hold their common stock in nominee or "street" name through various brokerage firms. If all of such persons are included, the Company believes that there are approximately 1,531 beneficial owners of the Company's common stock.

ITEM 6. SELECTED FINANCIAL DATA

	At December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands, except per share data)				
Balance Sheet Data:					
Total assets	$ 770,118	$728,249	$696,250	$591,151	$531,986
Total loans, net	403,552	374,138	388,710	360,735	330,792
Investment securities(1)	50,448	108,710	86,903	61,184	47,187
Mortgage-backed securities	240,089	194,411	161,630	129,700	126,016
Deposits	497,459	454,747	389,692	363,953	324,934
Borrowed funds	201,549	222,132	259,751	177,128	165,910
Preferred beneficial interest in junior subordinated debentures, net(3)	12,163	12,086	12,010	11,934	—
Stockholders' equity	39,151	34,305	27,832	33,060	36,321
Book value per share(2)	12.56	11.18	8.72	9.88	9.99

	Years Ended December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands, except per share data)(2)				
Operating Data:					
Interest and dividend income	$ 50,493	$ 48,349	$ 42,242	$ 38,442	$ 36,297
Interest expense	27,643	28,396	23,092	21,585	20,091
Net interest income	22,850	19,953	19,150	16,857	16,206
Provision for possible loan losses	1,705	160	640	760	630
Net interest income after provision for possible loan losses	21,145	19,793	18,510	16,097	15,576
Non-interest income:					
Loan servicing fees	255	311	365	469	558
Customer service fees	7,949	6,396	4,491	3,816	3,276
Gain (loss) on securities, net	(1,723)	405	823	1,731	540
Gain on sales of loans, net	2,888	1,315	1,222	492	236
Net gain (loss) on sales and write-down of other real estate owned	(2)	—	68	43	109
Other	402	472	404	358	267
Total non-interest income	9,769	8,899	7,373	6,909	4,986
Non-interest expenses	25,705	21,675	19,420	16,267	13,505
Income before income taxes and cumulative effect of change in accounting principle	5,209	7,017	6,463	6,739	7,057
Provision for income taxes	1,834	2,524	2,314	2,368	2,679
Net income before cumulative effect of accounting change	$ 3,375	$ 4,493	$ 4,149	$ 4,371	$ 4,378
Cumulative effect of change in accounting principle, net of taxes	(298)	—	—	—	—
Net income	$ 3,077	$ 4,493	$ 4,149	$ 4,371	$ 4,378
Basic earnings per share—					
Income before cumulative effect of change in accounting principle	$ 1.09	$ 1.46	$ 1.26	$ 1.25	$ 1.18
Cumulative effect of change in accounting principle	(.10)	—	—	—	—
	$ .99	$ 1.46	$ 1.26	$ 1.25	$ 1.18
Diluted earnings per share—					
Income before cumulative effect of change in accounting principle	$ 1.04	$ 1.41	$ 1.20	$ 1.17	$ 1.10
Cumulative effect of change in accounting principle	(0.09)	—	—	—	—
	$ .95	$ 1.41	$ 1.20	$ 1.17	$ 1.10
Dividends per share(4)	$ .40	$ .36	$ .35	$ .30	$ .20

	Years Ended December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands, except per share data)(2)				
Selected Ratios:					
Return on average total assets	.40%	.64%	.66%	.79%	.87%
Interest rate spread	3.20	2.89	3.15	3.13	3.29
Return on average equity	8.02	15.14	13.42	12.68	12.59
Dividend payout ratio	40.46	24.46	27.84	23.95	16.90
Average equity to average total assets	4.95	4.23	4.90	6.26	6.94

(1) Includes Federal Home Loan Bank stock.

(2) The Company declared a 2-for-1 stock split in the form of a dividend to holders of record on November 14, 1997. All share and per share data have been adjusted to reflect this transaction.

(3) In June 1998, the Company issued $12.6 million of guaranteed preferred beneficial interests in junior subordinated debentures.

(4) Includes $.10 and $.15 per share special dividends declared in March 1998 and 1999, respectively.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Company's results of operations depend primarily on its net interest income after provision for possible loan losses, its revenue from other banking services and non-interest expenses. Net interest income depends upon the net interest rate spread between the yield on the loan and investment portfolios and the cost of funds, consisting primarily of interest expense on deposits and Federal Home Loan Bank advances. The interest rate spread is affected by the match between the maturities or repricing intervals of interest-bearing assets and liabilities, the mix and composition of interest sensitive assets and liabilities, economic factors influencing general interest rates, prepayment on loans and mortgage-backed investments, loan demand and savings flows, as well as the effect of competition for deposits and loans. Net interest income is also affected by the performance of the loan portfolio, amortization on accretion of premiums or discounts on purchased loans or mortgage-backed securities and the level of non-earning assets. Revenues from loan fees and other banking services depend upon the volume of new transactions and the market level of prices for competitive products and services. Non-interest expenses depend upon the efficiency of the Company's internal operations and general market and economic conditions.

In August 1997, the Company opened, in Cohasset, the first of five planned de novo supermarket branches, with the Randolph (April) and Hanson (September) branches opening in 1998, Brockton (May) opening in 1999 and Canton opening in November 2000. Additionally, the Company opened a new traditional branch in Hanover in July 2001. This expansion of the Company's retail branch network is consistent with the Company's strategy of controlled growth with a focus on core retail deposit relationships and will enable the Company to have a greater regional presence.

On April 1, 1999, the Company acquired Old Colony Mortgage Corporation ("OCM") (See Note 2 to the Consolidated Financial Statements). OCM is headquartered in Brockton, and has origination offices in Plymouth, Fall River and Auburn Massachusetts as well as a presence in each of the Company's branches. This acquisition was made to expand the Company's mortgage origination capabilities from what they were previously as well as to provide the Company with a greater diversity of sources of income.

Forward-Looking Statements

When used in this report, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe" or similar expressions are intended to identify "forward-looking statements" within the meanings of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

The Company wishes to caution readers that all forward-looking statements are necessarily speculative and not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and to advise readers that various risks and uncertainties, including regional and national economic conditions, changes in the real estate market, changes in levels of market interest rates, credit risks of lending activities, competitive and regulatory factors could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected. The Company disclaims any intent or obligation to update forward-looking statements whether in response to new information, further events or otherwise.

Net Interest Income

Net interest income is affected by the mix and volume of assets and liabilities, and levels of prepayment primarily on loans and mortgage-backed investments, the movement and level of interest rates, and interest spread, which is the difference between the average yield received on earning assets and the average rate paid on deposits and borrowings. The Company's net interest rate spread was 3.20% and 2.89% for the years ended December 31, 2001 and 2000.

The level of non-accrual loans and other real estate owned can have an impact on net interest income. At December 31, 2001, the Company had $3,881,000 in non-accrual loans and no other real estate owned compared to $549,000 in non-accrual loans and no other real estate owned as of December 31, 2000.

The table on the following page presents average balances, interest income and expense and average yields earned or rates paid on the major categories of assets and liabilities for the years indicated.

	Years Ended December 31,								
	2001			2000			1999		
	Average	Interest	Yield	Average	Interest	Yield	Average	Interest	Yield
	(Dollars in thousands)								
Assets									
Earning assets:									
Federal funds sold and short-term investments	$ 4,431	$ 121	2.73%	$ 1,005	$ 58	5.77%	$ 436	$ 32	7.34%
Bonds and obligations(2)	55,234	4,034	7.30	80,797	5,591	6.92	63,607	4,237	6.66
Marketable equity securities(1)	20,379	972	4.77	21,440	1,031	4.81	16,859	706	4.19
Mortgage-backed investments(2)	239,381	15,856	6.62	182,432	12,377	6.78	146,508	9,439	6.44
Loans(3)	385,149	29,510	7.66	385,671	29,292	7.60	368,578	27,828	7.55
Total earning assets	704,574	50,493	7.17	671,345	48,349	7.20	595,988	42,242	7.09
Cash and due from banks	22,036			19,171			16,414		
Other assets	47,850			11,515			18,273		
Total assets	$774,460			$702,031			$630,675		
Liabilities and Stockholders' Equity									
Interest-bearing liabilities:									
NOW deposits	$ 70,521	$ 443	.63%	$ 60,632	$ 484	.80%	$ 51,744	$ 440	.85%
Savings deposits	145,850	3,191	2.19	126,488	2,858	2.26	115,726	2,545	2.20
Time deposits	193,418	11,063	5.72	174,785	9,675	5.54	164,254	8,404	5.12
Total interest-bearing deposits	409,789	14,697	3.59	361,905	13,017	3.60	331,724	11,389	3.43
Short-term borrowings	27,087	1,216	4.49	105,813	6,572	6.21	96,005	4,943	5.15
Long-term debt	197,260	11,730	5.95	137,546	8,807	6.40	113,905	6,760	5.93
Total interest-bearing liabilities	634,136	27,643	4.36	605,264	28,396	4.69	541,634	23,092	4.26
Non-interest-bearing deposits	62,110			53,553			44,338		
Total deposits and borrowed funds	696,246		3.97	658,817		4.31	585,972		3.94
Other liabilities	39,870			13,538			13,795		
Total liabilities	736,116			672,355			599,767		
Stockholders' equity	38,344			29,676			30,908		
Total liabilities and stockholders' equity	$774,460			$702,031			$630,675		
Net interest income		$22,850			$19,953			$19,150	
Interest rate spread (4)			3.20%			2.89%			3.15%
Net yield on earning assets (5)			3.24%			2.97%			3.21%

(1) Includes Federal Home Loan Bank stock.

(2) Includes investments available for sale at amortized cost.

(3) Non-accrual loans net of reserve for possible loan losses and loans held for sale are included in average loan balances.

(4) Interest rate spread equals the yield on average earning assets minus the yield on average deposits and borrowed funds.

(5) Net yield on earning assets equals net interest income divided by total average earning assets.

Rate/Volume Analysis

The following table presents, for the periods indicated, the changes in interest income and in interest expense attributable to the change in interest rates and the change in the volume of earning assets and interest-bearing liabilities. The change attributable to both volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

	Years Ended December 31,					
	2001 vs 2000			2000 vs 1999		
	Increase (decrease)			Increase (decrease)		
	Due to Volume	Due to Rate	Total	Due to Volume	Due to Rate	Total
	(Dollars in thousands)					
Interest and dividend income:						
Loans	$ (40)	$ 258	$ 218	$1,297	$ 167	$1,464
Bonds and obligations	(1,852)	295	(1,557)	1,184	170	1,354
Marketable equity securities	(51)	(8)	(59)	210	115	325
Mortgage-backed securities	3,779	(300)	3,479	2,415	523	2,938
Federal funds sold and short-term investments	107	(44)	63	34	(8)	26
Total interest and dividend income	1,943	201	2,144	5,140	967	6,107
Interest expense:						
NOW deposits	72	(113)	(41)	72	(28)	44
Savings deposits	426	(93)	333	242	71	313
Time deposits	1,058	330	1,388	543	728	1,271
Short-term borrowings	(3,902)	(1,454)	(5,356)	539	1,090	1,629
Long-term debt	3,589	(666)	2,923	1,483	564	2,047
Total interest expense	1,243	(1,996)	(753)	2,879	2,425	5,304
Net interest income	$ 700	$ 2,197	$2,897	$2,261	$(1,458)	$ 803

Comparison of the Years Ended December 31, 2001 and 2000

General

Net income for 2001 was $3,077,000 or $.95 per diluted share compared to net income of $4,493,000 or $1.41 per diluted share from 2000, a net decrease of $1,416,000 or 31.5%. The overall decrease was attributable to increases in net realized losses on securities (corporate bond loss), provisions for possible loan losses, cumulative effect of change in accounting for costs of sales incentives, occupancy expenses (real estate writedowns), non-interest expenses and salaries and benefits expense partially offset by increases in net interest margins, customer service fees and gains on mortgages.

Interest and Dividend Income

Interest and dividend income increased $2,144,000 or 4.4% during 2001 as compared to 2000. The increase was attributable to increases in average earnings assets, which was partially offset by a decrease in the yield on certain of those assets. The balance of average earning assets for 2001 was $704,574,000 as compared to $671,345,000 in 2000, an overall increase of $33,229,000 or 4.9%.

The increase in earning assets was primarily driven by increases in mortgage-backed investments, offset in part by decreases in investment securities. The average balance of mortgage-backed securities was $239,381,000 for 2001 as compared to $182,432,000 for 2000, an increase of $56,949,000 or 31.2%. Investment securities average balances declined to $55,234,000 in 2001 from $80,797,000 in 2000, for decreases of $25,563,000 or 31.6%. The yield on mortgage-backed investments was 6.62% in 2001 as compared to 6.78% for 2000. The yield on investment securities was 7.30% in 2001 as compared to 6.92% in 2000. The yield on investment securities in 2001 was positively influenced by two agency issued bonds which had been purchased at a discount and were called at the issuer's option during the year. This resulted in $221,000 of discounts being taken into income which increased the yield on investment securities by 40 basis points. The resulting investment securities yield for 2001 excluding these discounts was 6.90%, which was slightly below the 2000 yield on these same investments. The yields on both mortgage-backed investments and investment securities have been primarily influenced by the rate environment which existed in 2001. From June 1999 through July 2000, the Federal Reserve Bank raised the inter-bank borrowing rate by 175 basis points. From January 2001 through December 2001, the Federal Reserve Bank lowered the inter-bank borrowing rate 475 basis points which in turn, but to a lesser degree has influenced yields on assets purchased since the second quarter of 2001, particularly in relation to the yields available for comparable securities a year ago.

The average balances of loans decreased slightly to $385,149,000 in 2001 as compared to $385,671,000 in 2000, a decrease of $522,000 or .1%. The balances declined primarily as a result of residential mortgage loans paying off more quickly in 2001 due to historically lower interest rates available on new mortgages which prompted customers to refinance those loans (see later discussion regarding mortgage origination volumes and gains on sales of mortgages). Additionally, given the historically low rates available on loans originated or for purchase, management elected to purchase mortgage-backed investment securities rather than loans due to generally shorter available average lives in light of the current interest rate environment in comparison to those historically typically available.

Interest Expense

Interest expense for 2001 decreased $753,000 or 2.7% to $27,643,000 in 2001 from $28,396,000 in 2000, generally due to decreases in the rates paid on non-time deposits and borrowed funds and declines in the average balances of borrowed funds, offset in part by increases in the rates paid on time deposits and overall increases in average deposit balances. The average balance of core and time deposits rose to $278,481,000 and $193,418,000, respectively, in 2001 as compared to $240,673,000 and $174,785,000, respectively, in 2000, for increases of $37,808,000 or 15.7% and $18,633,000 or 10.7%, respectively. These increases in core and time deposits in 2001 as compared to 2000 relate to the attractiveness of the Company's retail products and services in the marketplace it serves as well as reflecting some of the benefits of the fallout from the "in market" bank merger activity in mid-2000. Management will continue to closely manage its cost of deposits by continuing to seek methods of acquiring new core deposits and maintaining its current core deposits while prudently adding time deposits at reasonable rates. The average balances of borrowed funds decreased overall to $224,347,000 in 2001 as compared to $243,359,000 in 2000, a decline of $19,012,000 or 7.8%. This decrease in borrowings was achieved due to the Company's success in attracting deposits over the past year.

The blended average rate paid on deposits and borrowed funds was 4.36% in 2001 as compared to 4.69% in 2000. The overall weighted average rates paid on borrowed funds declined to 5.77% in 2001 from 6.32% in 2000. This decrease is reflective of actions taken by the Federal Reserve Bank in 2001. The weighted average rates paid on deposits was 3.59% in 2001 as compared to 3.60% in 2000. The cost of core deposits, including non-interest bearing DDAs, declined to 1.30% in 2001 from 1.39% in 2000. The cost of time deposits, however, actually increased to 5.72% in 2001 from 5.54% in 2000 despite the declining interest rate environment. The rates paid on time deposits increased in 2001 generally due to intense competition on the pricing of time deposits which has existed since the third quarter of 2000. It is anticipated given the current interest rate environment, that the rates paid on time deposits and borrowed funds could decline from current levels in future periods as they reach maturity. See "Asset/Liability Management" for further discussion of the competitive market for deposits and overall strategies for the uses of borrowed funds.

Non-Interest Income

Total non-interest income increased $870,000 or 9.8% in 2001 as compared to 2000. Customer service fees, which were $7,949,000 in 2001 as compared to $6,396,000 in 2000 for an increase of $1,553,000 or 24.3%. These fees rose primarily due to growth in deposit accounts, primarily NOW and checking account portfolios and continued success in cross-selling customers other products and services, debit card activity and sales of mutual funds and annuities (the Company received regulatory approval to sell insurance annuities in May 2001). The sales of mutual funds and insurance annuities accounted for $335,000 of the aforementioned increase in customer service fees. Loan servicing fees and gains on sales of mortgage loans were $255,000 and $2,888,000 respectively in 2001 as compared to $311,000 and $1,315,000, respectively, in 2000. The increase in gains on sales of mortgage loans of $1,573,000 or 119.6% was generally due to a favorable market for residential loan originations which existed for most of 2001 as compared to 2000. This favorable market was due to lower available mortgage rates in 2001. It is expected that the volume of mortgage originations will likely decline in 2002 in comparison to these historically high levels in 2001. Loan servicing fees have continued to decline as the Company has been selling loans on a servicing released basis since 1996 and as a result, in combination with loan payoffs this portfolio has continued to decline.

Losses on securities, net, were $1,723,000 in 2001 as compared to gains of $405,000 in 2000, for a decrease of $2,128,000. The results for 2001 include a writedown and subsequent loss on sale of a corporate bond of $2,618,000 in 2001. Management made the decision to sell this bond in the fourth quarter of 2001, which was the only investment holding which had been downgraded to below investment grade, after considering the issuer's (Crown, Cork & Seal) financial difficulties exacerbated by continuing asbestos litigation claims. There were also approximately $2,122,000 in realized losses on sales of equity securities during the year, particularly in the technology and telecommunication sectors, as part of management's strategy to re-position the equity portfolio holdings given current market conditions and as part of overall tax planning. These losses were offset by gains on sales of equities during the year of $847,000 and an additional $2,177,000 of gains on sales of mortgage-backed and investment securities during the year. These gains on sales of mortgage-backed securities and agency securities were generally taken on those holdings, some of which were previously purchased at a discount, which were likely to be called or had a high risk of being prepaid.

Non-Interest Expense

Non-interest expenses for 2001 increased $4,030,000 or 18.6% compared to 2000. Salaries and employee benefits increased $1,499,000 or 13.6% in 2001 as compared to 2000 primarily due to the opening of the Canton (November 2000) and Hanover (July 2001) branches ($340,000); increases in salaries and commissions on brokerage and annuity sales associated with higher revenues and sales volumes ($329,000); increases in salaries and commissions associated with the increases in mortgage origination and sales volumes and related gains on sales (approximately $212,000) and other general increases in salaries and customer service staffing levels. These increases correspond with the Company's strategic focus of attracting new core deposits and new customer service relationships. Occupancy expenses were $831,000 or 26.0% higher in 2001 as compared to 2000. This increase included approximately $635,000 of writedowns related to management's re-valuation of some non-branch premises and real estate holdings in the fourth quarter of 2001. Additionally, the cost for occupancy and equipment were also influenced by the openings of the Canton (November 2000) and Hanover (July 2001) offices the impact of which increased costs by approximately $208,000. The Company also realized increases in the cost of utilities and snow removal during 2001 as compared to 2000 of approximately $74,000. These increases were partially offset by a decrease in occupancy and equipment expenses related to the expiration of maintenance contracts associated with the Company's prior mainframe system of approximately $177,000.

Other non-interest expenses, including Trust Preferred Securities Expense, also increased $1,700,000 or 22.8%. This increase was attributable to increases associated with the Company's payments to a third party service bureau (the Company converted from an in-house mainframe system in June 2000), which have also been influenced by higher customer volumes in 2001 as compared to 2000 (approximately $482,000), increases in marketing expenses ($420,000), increases in costs for item processing and statement rendering which were related to higher volumes of items processed and accounts serviced (approximately $164,000) higher foreclosure and workout related expenses primarily associated with legal and professional cost for one large credit (approximately $206,000; see Provision for Loan Losses and Credit Quality for additional discussion) and other general volume related and inflationary increases.

Provision for Possible Loan Losses

The provision for possible loan losses was $1,705,000 for 2001 which had increased from $160,000 in 2000, for an increase of $1,545,000 or 965.6%. This increase in provision primarily related to two credits, both of which were on non-accrual at December 31, 2001. The most significant of these credits was a $3,363,000 relationship which was primarily a commercial credit involved in the telecommunications industry. The delinquency rate and non-performing assets at December 31, 2001 were 1.16% and $3,959,000, respectively as compared to .22% and $556,000, respectively, at December 31,2001. Without the aforementioned telecommunications credit, the delinquency and non-performing asset levels would have been .30% and $518,000, respectively, which is more consistent with the December 31, 2000 levels. The allowance for loan losses is arrived at by management after careful consideration of various asset quality factors including delinquency rates and trends, non-performing and "watched" asset levels and overall historical charge-off rates by major loan type. The resulting allowance for loan losses were 1.34% and 1.02% at December 31, 2001 and 2000, respectively.

Provision for Income Taxes

The Company's effective income tax rate for 2001 was 35.2% as compared to 36.0% in 2000. The lower effective tax rate in comparison to statutory rates for both periods is reflective of income earned by certain non-bank subsidiaries which are taxed, for state tax purposes, at lower rates.

Cumulative Effect of Change in Accounting

In December 2001, the Company elected to early adopt EITF 00-14-"Accounting for Certain Sales Incentives." This pronouncement provided additional guidance for the accounting for the cost of incentives given to customers to open new deposit accounts with the Bank. Under this guidance the cost of the incentive should be charged to earnings on the date the account is opened. This varies from the previous methodology used by the Company which was to defer this cost and amortize it to expense over the expected life of the deposit account relationship. The impact of this change in accounting is reflected on a net of tax basis as if it were applied at the beginning of the current year. The cumulative effect of this change in accounting principle was to write off the unamortized portion of previously capitalized incentives at January 1, 2001 totaling $298,000, net of tax. Additionally previously reported quarterly operating results have been restated to reflect the application of the new accounting principle in 2001. This quarterly restatement did not have a material impact on the quarterly results (Note 25)

Comparison of the Years Ended December 31, 2000 and 1999

General

Net income for the year ended December 31, 2000 was $4,493,000 or $1.41 per diluted share compared to net income of $4,149,000 or $1.20 per diluted share in 1999, a net increase of $344,000 or 8.3% on a net income basis or an increase of $.21 or 17.5% on a per diluted share basis. The overall increase in net income was mainly attributable to increases in net interest income and customer service fees and decreases in the provision for possible loan losses, offset in part by increases in non-interest expense.

Interest and Dividend Income

Interest and dividend income increased $6,107,000 or 14.5% during 2000, as compared to 1999. The increase was attributable to increases in earning assets and, to a lesser degree, increases in the yield earned on those assets. The balance of average earning assets for 2000 was approximately $671,345,000 as compared to $595,988,000 in 1999, an overall increase of $75,357,000 or 12.6%. The increase in earning assets was, in part, due to increases in average loan balances which were $385,671,000 for 2000, as compared to $368,578,000 for 1999, an increase of $17,093,000 or 4.6%. This increase in balances was generally caused by larger volumes of commercial loan originations in 1999 and into 2000 as well as higher residential loan balances which were the result of loan originations/purchases throughout 1999 and into 2000. See "Liquidity and Capital Resources" and "Asset/Liability Management" for further discussion of the Company's loan purchasing and investment strategies.

The average yield earned on loans increased slightly to 7.60% for 2000 from 7.55% for 1999. Loan yields in 2000 were affected by increases in the yields on loans originated/purchased in the second half of 1999 and into 2000. Yields on loans were also positively affected by growth in the Company's commercial loan portfolio (including commercial real estate and construction) which grew to approximately $81,200,000 at December 31, 2000 from $71,400,000 at December 31, 1999, an increase of $9,800,000 or 13.7%. Commercial loans typically carry a higher yield than residential mortgages.

Average balances of mortgage-backed investments and bond investment securities were $182,432,000 and $80,797,000, respectively, for 2000 as compared to $146,508,000 and $63,607,000, respectively, for the corresponding period in 1999. These balances, when combined, increased $53,114,000 or 25.3%. The yields on mortgage-backed investments and bond investment securities rose to 6.78% and 6.92%, respectively, in 2000, from 6.44% and 6.66%, respectively, in 1999. This was generally due to the acquisition of higher yielding securities over the past year. During 2000, management has acquired mortgage-backed and investment securities in lieu of aggressively purchasing residential loans in order to provide the Company with better overall yields without sacrificing credit quality. These investments were also deemed by management to be a better fit for the balance sheet for asset-liability purposes.

Interest Expense

Interest expense for 2000 increased $5,304,000 or 23.0% compared to 1999, generally due to increases in the average balances of deposits and borrowed funds as well as the rates paid on time deposits and borrowed funds. The average balance of core and time deposits rose to $240,673,000 and $174,785,000, respectively, for 2000 as compared to $211,808,000 and $164,254,000, respectively, in 1999, for increases of 13.6% and 6.4%, respectively. The increase noted for 2000 as compared to 1999 relates to the attractiveness of the Company's retail products and services in the marketplace it serves as well as reflecting some of the fallout from "in market" bank merger activity which displaced many customers who sought an alternative to their prior banking relationship primarily in the first half of 2000. This was beneficial to the Company as well as many other community banks in the region. The Company has continued to closely manage its cost of deposits by continuing to seek methods of acquiring new core deposits and maintaining its current core deposits while prudently adding time deposits at reasonable rates in comparison to local markets and other funding alternatives, including borrowings. The average balances of borrowed funds increased overall during 2000 as compared to 1999, to $243,359,000 from $209,910,000, an increase of 15.9%. These increased borrowings were used to fund earning asset growth over 2000.

The blended weighted average rate paid on interest-bearing deposits and borrowed funds was 4.69% for 2000 as compared to 4.26% in 1999. The overall weighted average rates paid on borrowed funds increased to approximately 6.32% in 2000 from 5.58% in 1999. This increase was reflective of the net cumulative effect of actions taken by the Federal Reserve between July 1999 and August of 2000 to increase the inter-bank borrowing rate by 175 basis points. The Company will continue to evaluate the use of borrowing as an alternative funding source for asset growth in future periods. See "Asset/ Liability Management" for further discussion of the competitive market for deposits and overall strategies for uses of borrowed funds. The weighted average rates paid on interest-bearing deposits was 3.60% in 2000 as compared to 3.43% in 1999. The overall cost of deposits increased primarily due to market competition for time deposits. The level of competitive rates for time deposits in 2000 was consistent with the desire of many banks in the marketplace to attract new customers in a period of significant consumer disruption (see earlier discussion of in-market bank merger activity). The Company's cost of time deposits rose to 5.54% in 2000 from 5.12% in 1999. The overall impact on the cost of deposits was mitigated by the Company's continued success in attracting core deposits (DDAs, NOWs, savings and money markets) through its retail and promotional efforts during the year despite overall increases in economic rates and other competitive factors.

Non-Interest Income

Total non-interest income increased $1,526,000 or 20.7% in 2000 in comparison to 1999. Customer service fees, which were $6,396,000 in 2000 as compared to $4,491,000 for 1999, for an increase of $1,905,000 or 42.4%, rose primarily due to growth in deposit accounts, primarily NOW and checking account portfolios. Also, in May 2000, the Company was granted regulatory approval to sell insurance annuities. This and other brokerage related activities accounted for approximately $802,000 of the aforementioned increase in customer service fees. Loan servicing fees and gains on sales of mortgage loans were $311,000 and $1,315,000, respectively, in 2000 as compared to $365,000 and $1,222,000, respectively, in 1999, a combined increase of $39,000 or 2.5%. The increase in loan gains for 2000 as compared to 1999 was generally reflective of the expanded capacity and actual residential mortgage originations and sales as the result of Old Colony Mortgage which were included in the consolidated results of operations for 12 months in 2000 as compared to 9 months in 1999. As the Company has been selling loans generally on a servicing released basis since 1996, the portfolio of loans serviced for others has declined which has caused the continued drop in loan servicing income.

Gains on sales of securities were $405,000 in 2000 as compared to $823,000 in 1999 for a decrease of $418,000 or 50.8%. The decrease in gains on securities in 2000 is reflective of management's decision to sell fewer securities for gains in 2000 as compared to 1999.

Non-Interest Expenses

Non-interest expenses for 2000 increased $2,255,000 or 11.6% compared to 1999. Included in this increase in 2000 was approximately $220,000 of non-capitalizable, identifiable and quantifiable non-recurring expenses which related to the Company's conversion of its computer systems from an in-house mainframe to a third party service bureau. This expense was spread across various categories and is noted in the analyses below. Salaries and employee benefits increased 19.3% or $1,786,000 primarily due to the acquisition of Old Colony Mortgage in April 1999 (approximately $143,000); increases related to branches opened (Brockton in May 1999 and Canton November 2000) (approximately $97,000); the conversion of computer systems to an outside service bureau ($33,000); increases in commissions (particularly commissions on insurance sales) and estimates related to various other incentive compensation accruals ($400,000) and other general increases in salaries, commissions paid and customer service related staff levels. These increases correspond with the Company's strategic focus of attracting core deposits and new customer relationships. Management also believes that a portion of the salaries expense increase, not previously specifically identified, is attributable to post-conversion activity which has had a temporary impact on increasing overtime hours worked and overall staffing levels. Additionally, these increases are net of a curtailment gain of $155,000 which was the result of management's decision to freeze (October 31, 2000) and terminate (December 31, 2000) its pension plan. This was recorded as a reduction in salaries and benefits expense in the fourth quarter of 2000. Occupancy expenses decreased $176,000 or 5.2% primarily due to the expiration of maintenance contracts on the Company's prior mainframe system. These decreases are net of the effect of increases relating to the acquisition of Old Colony Mortgage (approximately $52,000), the Canton and Brockton branches as previously noted (approximately $33,000) and the system conversion ($17,000). Other non-interest expenses, including trust preferred expenses, also increased $645,000 or 9.5% for 2000 in comparison to 1999. The aforementioned increases relates to the acquisition of Old Colony Mortgage ($74,000), the Brockton and Canton branches ($56,000), the systems conversion ($170,000) and service contracts on new computer system ($340,000) in 2000 in addition to other inflationary and volume related increases.

Provision for Possible Loan Losses

The provision for possible loan losses for 2000 was $160,000 as compared to $640,000 in 1999. The lower levels of provision were generally attributable to continued strength and improvements in other asset quality factors, such as delinquency, charge offs, non-performing and "watched" assets that management uses to measure and evaluate the adequacy of loan loss reserve levels. The resulting level of loan loss reserves were approximately 1.02% of period end loans at December 31, 2000 as compared to .95% at December 31, 1999.

Provision for Income Taxes

The Company's effective income tax rate for 2000 was 36.0% compared to 35.8% in 1999. The lower effective tax rate in comparison to statutory rates for both periods is reflective of income earned by certain non-bank subsidiaries which are taxed, for state tax purposes, at lower rates.

Asset/Liability Management

The objective of asset/liability management is to ensure that liquidity, capital and market risk are prudently managed. Asset/liability management is governed by policies reviewed and approved annually by the Company's Board of Directors (Board). The Board delegates responsibility for asset/liability management to the corporate Asset/Liability Management Committee (ALCO). ALCO sets strategic directives that guide the day-to-day asset/liability management activities of the Company. ALCO also reviews and approves all major funding, capital and market risk-management programs. ALCO is comprised of members of management and executive management of the Company and the Bank.

Interest rate risk is the sensitivity of income to variations in interest rates over both short-term and long-term time horizons. The primary objective of interest rate risk management is to control this risk within limits approved by the Board and by ALCO. These limits and guidelines reflect the Company's tolerance for interest rate risk. The Company attempts to control interest rate risk by identifying potential exposures and developing tactical plans to address such potential exposures. The Company quantifies its interest rate risk exposures using sophisticated simulation and valuation models, as well as a more simple gap analysis. The Company manages its interest rate exposures by generally using on-balance sheet strategies, which is most easily accomplished through the management of the durations and rate sensitivities of the Company's investments, including mortgage-backed securities portfolios, and by extending or shortening maturities of borrowed funds. Additionally, pricing strategies, asset sales and, in some cases, hedge strategies are also considered in the evaluation and management of interest rate risk exposures.

The Company uses simulation analysis to measure the exposure of net interest income to changes in interest rates over a 1 to 5 year time horizon. Simulation analysis involves projecting future interest income and expense from the Company's assets, liabilities, and off-balance sheet positions under various interest rate scenarios.

The Company's limits on interest rate risk specify that if interest rates were to ramp up or down 200 basis points over a 12 month period, estimated net interest income for the next 12 months should decline by less than 10%. The following table reflects the Company's estimated exposure, as a percentage of estimated net interest income for the next 12 months, which does not materially differ from the impact on net income, on the above basis:

Rate Change (Basis Points)	Estimated Exposure as a % of Net Interest Income
+200	3.19%
−200	(2.52)%

Interest rate gap analysis provides a static view of the maturity and repricing characteristics of the on-balance sheet and off-balance sheet positions. The interest rate gap analysis is prepared by scheduling all assets, liabilities and off-balance sheet positions according to scheduled repricing or maturity. Interest rate gap analysis can be viewed as a short-hand complement to simulation and valuation analysis.

The Company's policy is to match, as well as possible, the interest rate sensitivities of its assets and liabilities. Generally, residential mortgage loans currently originated by the Company are sold in the secondary market. Residential mortgage loans that the Company currently originates, from time to time, or purchases for the Company's own portfolio are primarily 1-year, 3-year, 5-year and 7-year adjustable rate mortgages and shorter term (generally 15-year or seasoned 30-year) fixed rate mortgages.

The Company also emphasizes loans with terms to maturity or repricing of 5 years or less, such as certain commercial mortgages, business loans, residential construction loans and home equity loans.

Management desires to expand its interest earning asset base in future periods primarily through growth in the Company's loan portfolio. Loans comprised approximately 54.7% of the average interest earning assets in 2001. In the future, the Company intends to continue to be competitive in the residential mortgage market but plans to place greater emphasis on home equity and commercial loans. The Company also historically has been and expects to remain active in pursuing wholesale opportunities to purchase loans. During 2001, 2000 and 1999, the Company acquired approximately $79,700,000, $0, and $73,000,000, respectively, of residential first mortgages which are serviced by others.

The Company has also used mortgage-backed investments (typically with weighted average lives of 5 to 7 years) as a vehicle for fixed and adjustable rate investments and as an overall asset/liability tool. These securities have been highly liquid given current levels of prepayments in the underlying mortgage pools and, as a result, have provided the Company with greater reinvestment flexibility.

One of the factors influencing earning asset levels and their yields since 1997 has been the intensity of prepayment activity on mortgage related assets which have been prompted by the very attractive refinancing opportunities that the market has presented consumers for the better part of the past three years. This has contributed to the continued downward trend in asset yields in 1998 and 1999. This effect was offset in part by the acquisition/origination of loans and investments at higher yields in 2000, due to the rising interest rate environment which existed. Management does anticipate, however, given the early market trends and interest rate forecasts by economists, that prepayment activity and declining asset yield trends may develop in 2001.

The level of the Company's liquid assets and the mix of its investments may vary, depending upon management's judgment as to market trends, the quality of specific investment opportunities and the relative attractiveness of their maturities and yields. Management has been aggressively promoting the Company's core deposit products since the first quarter of 1995, particularly checking and NOW accounts. The success of this program has favorably impacted the overall deposit growth to date, despite interest rate and general market pressures, and has helped the Company to increase its customer base. However, given the strong performance of mutual funds and the equity markets in general, the Company and many of its peers have begun to see lower levels of growth in time deposits as compared to prior years as customers reflect their desire to increase their returns on investment. This pressure has been exacerbated currently by the historically low long-term economic interest rates. Management believes that the markets for future time deposit growth, particularly with terms in excess of 2 years, will remain highly competitive. Management will continue to evaluate future funding strategies and alternatives accordingly as well as to continue to focus its efforts on attracting core, retail deposit relationships.

The Company is also a voluntary member of the Federal Home Loan Bank ("FHLB") of Boston. This borrowing capacity assists the Company in managing its asset/liability growth because, at times, the Company considers it more advantageous to borrow money from the FHLB of Boston than to raise money through non-core deposits (i.e., certificates of deposit). Borrowed funds totaled $201,549,000 at December 31, 2001 compared to $222,132,000 at December 31, 2000. These borrowings are primarily comprised of FHLB of Boston advances and have primarily funded residential loan originations and purchases as well as mortgage-backed investments and investment securities.

Also, the Company obtained funding in June 1998 through the issuance of Trust Preferred Securities which carry a higher interest rate than similar FHLB borrowings but at the same time are included as capital, without diluting earnings per share and are tax deductible. See "Liquidity and Capital Resources" for further discussion.

The following table sets forth maturity and repricing information relating to interest sensitive assets and liabilities at December 31, 2001. The balance of such accounts has been allocated among the various periods based upon the terms and repricing intervals of the particular assets and liabilities. For example, fixed rate residential mortgage loans and mortgage-backed securities, regardless of "available for sale" classification, are shown in the table in the time periods corresponding to projected principal amortization computed based on their respective weighted average maturities and weighted average rates using prepayment data available from the secondary mortgage market.

Adjustable rate loans and securities are allocated to the period in which the rates would be next adjusted. The following table does not reflect partial or full prepayment of certain types of loans and investment securities prior to scheduled contractual maturity. Additionally, all securities or borrowings which are callable at the option of the issuer or lender are reflected in the following table based upon the likelihood of call options being exercised by the issuer on certain investments or borrowings in a most likely interest rate environment. Since regular passbook savings and NOW accounts are subject to immediate withdrawal, such accounts have been included in the "Other Savings Accounts" category and are assumed to mature within 6 months. This table does not include non-interest bearing deposits.

While this table presents a cumulative negative gap position in the 6 month to 5 year horizon, the Company considers its earning assets to be more sensitive to interest rate movements than its liabilities. In general, assets are tied to increases that are immediately impacted by interest rate movements while deposit rates are generally driven by market area and demand which tend to be less sensitive to general interest rate changes. In addition, other savings accounts and money market accounts are substantially stable core deposits, although subject to rate changes. A substantial core balance in these type of accounts is anticipated to be maintained over time.

At December 31, 2001	0-6 Mos.	6-12 Mos.	1-2 Yrs.	2-3 Yrs.	3-5 Yrs.	Over 5 Yrs.	Total
	Repricing/Maturity Interval (Dollars in thousands)						
Assets subject to interest rate adjustment:							
Short-term investments	$ 32,870	$ —	$ —	$ —	$ —	$ —	$ 32,870
Bonds and obligations	4,521	6,013	11,378	8,162	1,000	3,106	34,180
Mortgage-backed investments	31,949	20,345	32,319	25,289	41,282	86,461	237,645
Mortgage loans subject to rate review	49,523	10,660	27,517	11,414	28,233	1,155	128,502
Fixed rate mortgage loans	78,574	27,952	36,828	26,892	55,757	33,184	259,187
Commercial and other loans contractual maturity	13,593	7,509	1,682	1,307	1,765	489	21,345
Total	211,030	67,479	109,724	73,064	128,037	124,395	713,729
Liabilities subject to interest rate adjustment:							
Money market deposit accounts	31,314	—	—	—	—	—	31,314
Savings deposits—term certificates	120,745	29,383	15,605	7,828	14,097	—	187,658
Other savings accounts	212,143	—	—	—	—	—	212,143
Borrowed funds	62,049	20,000	25,000	15,000	5,000	74,500	201,549
Total	426,251	49,383	40,605	22,828	19,097	74,500	632,664
Guaranteed preferred beneficial interest in junior subordinated debentures	—	—	—	—	—	12,163	12,163
Excess (deficiency) of rate sensitive assets over rate sensitive liabilities	(215,221)	18,096	69,119	50,236	108,940	37,732	68,902
Cumulative excess (deficiency) of rate sensitive assets over rate sensitive liabilities (1)	$(215,221)	$(197,125)	$(128,006)	$(77,770)	$ 31,170	$ 68,902	
Rate sensitive assets as a percent of rate sensitive liabilities (cumulative)	49.5%	58.6%	75.2%	85.6%	105.6%	110.7%	

(1) Cumulative as to the amounts previously repriced or matured. Assets held for sale are reflected in the period in which sales are expected to take place. Securities classified as available for sale are shown at repricing/maturity intervals as if they are to be held to maturity as there is no definitive plan of disposition. They are also shown at amortized cost.

Liquidity and Capital Resources

Payments and prepayments on the Company's loan and mortgage-backed investment portfolios, sales of fixed rate residential loans, increases in deposits, borrowed funds and maturities of various investments comprise the Company's primary sources of liquidity. The Company is also a voluntary member of the FHLB of Boston and, as such, is entitled to borrow an amount up to the value of its qualified collateral that has not been pledged to outside sources. Qualified collateral generally consists of residential first mortgage loans, securities issued, insured or guaranteed by the U.S. Government or its agencies, and funds on deposit at the FHLB of Boston. Short-term advances may be used for any sound business purpose, while long-term advances may be used only for the purpose of providing funds to finance housing. At December 31, 2001, the Company had approximately $234,000,000 in unused borrowing capacity that is contingent upon the purchase of additional FHLB of Boston stock. Use of this borrowing capacity is also impacted by capital adequacy considerations.

The Company regularly monitors its asset quality to determine the level of its loan loss reserves through periodic credit reviews by members of the Company's Management Credit Committee. The Management Credit Committee, which reports to the Executive Committee of the Company's Board of Directors, also works on the collection of non-accrual loans and disposition of real estate acquired by foreclosure. The allowance for possible loan losses is determined by the Management Credit Committee after consideration of several key factors including, without limitation potential risk in the current portfolio, levels and types of non-performing assets and delinquency, levels of potential problem loans, which generally have varying degrees of loan collateral and repayment issues, on the watched asset reports. Workout approach and financial condition of borrowers are also key considerations to the evaluation of non-performing loans.

Non-performing assets were $3,959,000 at December 31, 2001, compared to $556,000 at December 31, 2000, an increase of $3,403,000 or 612%. The Company's percentage of delinquent loans to total loans was 1.16% at December 31, 2001, as compared to .22% at December 31, 2000. The non-performing asset and delinquency statistics noted above as of December 31, 2001 were adversely impacted by a single commercial loan relationship and an associated residential mortgage with total balances of approximately $3,363,000. If this relationship were excluded, the non-performing assets and delinquency ratios would have been $518,000 and .30%, respectively, which were more in line with the comparable results at December 31, 2000. Management believes that while delinquency rates and non-performing assets remain at relatively low levels, these factors are at historic lows, and at some point in the future a continued economic slowdown would likely result in future increases in problem assets and ultimately loan loss provisions. Management continues to monitor the overall economic environment and its potential effects on future credit quality on an ongoing basis.

At December 31, 2001, the Company had outstanding commitments to originate, purchase and sell residential mortgage loans in the secondary market amounting to $41,833,000, $0 and $22,705,000, respectively. The Company also has outstanding commitments to grant advances under existing home equity lines of credit amounting to $18,437,000. Unadvanced commitments under outstanding commercial and construction loans totaled $16,964,000 as of December 31, 2001. The Company believes it has adequate sources of liquidity to fund these commitments.

The Company's total stockholders' equity was $39,151,000 or 5.1% of total assets at December 31, 2001, compared with $34,305,000 or 4.7% of total assets at December 31, 2000. The increase in total stockholders' equity of approximately $4,846,000 or 14.1% primarily resulted from increases in the unrealized gain on the market value of available for sale securities, net of taxes and earnings of the Company. Dividends paid partially offset the effect of these increases.

The Company issued $12,650,000 of 8.25% Trust Preferred Securities in June 1998. Under current regulatory guidelines, trust preferred securities are allowed to represent up to approximately 25% of the Company's Tier 1 capital with any excess amounts available as Tier 2 capital. As of December 31, 2001, all of these securities were included in Tier 1 capital.

Bank regulatory authorities have established a capital measurement tool called "Tier 1" leverage capital. A 4.00% ratio of Tier 1 capital to assets now constitutes the minimum capital standard for most banking organizations and a 5.00% Tier 1 leverage capital ratio is required for a "well-capitalized" classification. At December 31, 2001, the Company's Tier 1 leverage capital ratio was approximately 6.16%. In addition, regulatory authorities have also implemented risk-based capital guidelines requiring a minimum ratio of Tier 1 capital to risk-weighted assets of 4.00% (6.00% for "well-capitalized") and a minimum ratio of total capital to risk-weighted assets of 8.00% (10.00% for "well-capitalized"). At

December 31, 2001, the Company's Tier 1 and total risk-based capital ratios were approximately 11.54% and 12.82%, respectively. The Company is categorized as "well-capitalized" under the Federal Deposit Insurance Corporation Improvement Act of 1991 (F.D.I.C.I.A.). The Bank is also categorized as "well-capitalized" as of December 31, 2001.

Contractual Obligations, Commitments and Less Liquid Assets

In connection with its operating activities, the Company enters into certain contractual obligations, as well as commitments to fund loans. The Company's future cash payments associated with its contractual obligations pursuant to its long-term debt and operating lease obligations as of December 31, 2001 are summarized below:

	Payments due				
	Within 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Thereafter	Total
	(dollars in millions)				
Borrowed funds(1)	$82,049	$40,000	$5,000	$74,500	$201,549
Operating leases(2)	507	745	784	1,310	3,346
Total	$82,556	$40,745	$5,784	$75,810	$204,895

(1) See Notes 9 and 10 to the consolidated financial statements.

(2) See Note 12 to the consolidated financial statements.

The Company's commitments associated with funding loans as of December 31, 2001 are summarized below. Since commitments may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements:

	Within 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Thereafter	Total
	(dollars in thousands)				
Commitments to grant loans(1)	$44,930	$—	$—	$—	$44,930
Commitments to advance funds under construction loan arrangements(1)	5,510	—	—	—	5,510
	$50,440	$—	$—	$—	$50,440

(1) See Note 12 to the consolidated financial statements.

The table above does not include commitments to extend credit for consumer loans or other commercial lines of credit in the amount of $26,794,000. Such commitments arise from agreements with customers for unused lines of credit on certain home equity loans or business lines of credit secured generally by all business assets, provided there is no violation of conditions established in the related agreement. These commitments, substantially all of which the Company can terminate at any time and which do not necessarily represent future cash requirements, are periodically reviewed based on account usage and customer creditworthiness (see Note 6 to the consolidated financial statements).

At December 31, 2001, certain assets of the Company, such as real property, equipment and leasehold improvements, totaling $8,784,000 and intangibles of $2,259,000 were illiquid although real property, if accepted by the FHLB, could be used to secure additional borrowings at approximately 50% of the lesser of the book or market value.

Impact of Inflation

The Consolidated Financial Statements of the Company and related Financial Data presented herein have been prepared in accordance with accounting principles generally accepted in the United States which generally require the measurement of financial condition and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on operations of the Company is reflected in increased operating costs. Unlike most industrial companies, almost all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services.

In September 2000, the FASB issued SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.* This Statement replaces SFAS No. 125, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,* and rescinds SFAS Statement No. 127, *Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125.* SFAS No. 140 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of SFAS No. 140 did not have a material impact on the Company's consolidated financial position or results or operations.

Critical Accounting Policies

Management's discussion and analysis of the Company's financial condition are based on the consolidated financial statements which are prepared in accordance with accounting principles generally accepted in the United States. The preparation of such financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, including those related to the allowance for possible loan losses and other than temporary impairment of investments. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis in making judgments about the carrying values of assets that are not readily apparent from other sources. Actual results could differ from the amount derived from management's estimates and assumptions under different assumptions or conditions.

Management believes the following critical accounting policies represent the more significant estimates and assumptions used in the preparation of the consolidated financial statements. The allowance for possible loan losses which is established through a charge to the provision for possible loan losses is based on management's evaluation of the level of the allowance required in relation to the estimated loss exposure in the loan portfolio. Management believes the allowance for possible loan losses is a significant estimate and therefore regularly evaluates it for adequacy by taking into consideration, among other factors, such as local industry trends, management's ongoing review of individual loans, trends in levels of watched or criticized assets, an evaluation of results of examinations by regulatory authorities and analyses of historical trends in chargeoffs and delinquencies. The use of different estimates or assumptions could produce different provisions for possible loan losses. Refer to the discussion of *Allowance for Possible Loan Losses* in the Business Section for a detailed description of management's estimation process and methodology related to the allowance for possible loan losses. Management records an investment impairment charge at the point it believes an investment has experienced a decline in value that is other than temporary. In determining whether an other than temporary impairment has occurred, management reviews information about the underlying investment that is publicly available, analysts reports, applicable industry data and other pertinent information. The investment is written down to its current market value at the time the impairment is deemed to have occurred. Future adverse changes in market conditions, continued poor operating results of underlying investments or other factors could result in further losses that may not be reflected in an investment's current carrying value, possibly requiring an additional impairment charge in the future.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See Management Discussion and Analysis—Asset/Liability Management.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

THE FOLLOWING IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

Report of Independent Public Accountants
To the Board of Directors and Stockholders of Abington Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of Abington Bancorp, Inc. (a Massachusetts corporation) and subsidiaries ("the Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders' equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abington Bancorp, Inc. and subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in Note 1 to the financial statements, effective January 1, 2001, the Company changed its method of accounting for the cost of incentives given to new customers.

Arthur Andersen LLP
Boston, Massachusetts

January 14, 2002

Consolidated Balance Sheets

	December 31,	
	2001	2000
	(Dollars in thousands)	
ASSETS		
Cash and due from banks (Note 18)	$ 21,706	$ 27,374
Short-term investments	32,870	235
Total cash and cash equivalents	54,576	27,609
Loans held for sale (Notes 1 and 6)	22,705	3,617
Securities (Notes 1, 5, 9 and 10):		
Available for sale—at fair value	277,627	290,211
Loans (Notes 1, 6, 9 and 10)	386,329	374,377
Less: Allowance for possible loan losses	(5,482)	(3,856)
Loans, net	380,847	370,521
Federal Home Loan Bank stock, at cost	12,910	12,910
Banking premises and equipment, net (Note 7)	8,784	9,481
Other real estate owned, net (Note 6)	—	—
Intangible assets (Notes 1 and 2)	2,259	2,710
Bank-owned life insurance—contract value (Note 20)	3,678	3,511
Deferred tax asset, net (Note 11)	393	1,412
Other assets	6,339	6,267
	$770,118	$728,249
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits (Note 8)	$497,459	$454,747
Short-term borrowings (Note 9)	8,049	49,565
Long-term debt (Note 10)	193,500	172,567
Accrued taxes and expenses (Notes 11 and 14)	4,100	3,582
Other liabilities	15,696	1,397
Total liabilities	718,804	681,858
Guaranteed preferred beneficial interests in the Company's junior subordinated debentures (Note 3)	12,163	12,086
Commitments and contingencies (Note 12)		
Stockholders' equity (Notes 4, 5, 13, 16, 17 and 19):		
Serial preferred stock, $.10 par value, 3,000,000 shares authorized; none issued	—	—
Common stock, $.10 par value, 12,000,000 shares authorized; 4,925,000 shares issued in 2001 and 4,875,000 shares issued in 2000	492	488
Additional paid-in capital	23,081	22,915
Retained earnings	31,403	29,570
	54,976	52,973
Treasury stock—1,807,000 shares in 2001 and 2000, at cost	(17,584)	(17,584)
Compensation plans	120	111
Net unrealized gain (loss) on available for sale securities, net of taxes	1,639	(1,195)
Total stockholders' equity	39,151	34,305
	$770,118	$728,249

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

	December 31, 2001	December 31, 2000	December 31, 1999
	(Dollars in thousands, except share and per share data)		
Interest and dividend income:			
Interest and fees on loans (Notes 1 and 6)	$ 29,510	$ 29,292	$ 27,828
Interest on mortgage-backed investments	15,856	12,377	9,439
Interest on bonds and obligations	4,034	5,591	4,237
Dividend income	972	1,031	706
Interest on short-term investments	121	58	32
Total interest and dividend income	50,493	48,349	42,242
Interest expense:			
Interest on deposits (Note 8)	14,697	13,017	11,389
Interest on short-term borrowings (Note 9)	1,216	6,572	4,943
Interest on long-term debt (Note 10)	11,730	8,807	6,760
Total interest expense	27,643	28,396	23,092
Net interest income	22,850	19,953	19,150
Provision for possible loan losses (Note 6)	1,705	160	640
Net interest income after provisions for possible loan losses	21,145	19,793	18,510
Non-interest income:			
Loan servicing fees (Note 6)	255	311	365
Customer service fees	7,949	6,396	4,491
Gain (loss) on sales of securities, net	(1,723)	405	823
Gain on sales of mortgage loans, net	2,888	1,315	1,222
Net gain on sales and write-down of other real estate owned	(2)	—	68
Other (Note 20)	402	472	404
Total non-interest income	9,769	8,899	7,373
Non-interest expense:			
Salaries and employee benefits (Notes 12, 14 and 17)	12,521	11,022	9,236
Occupancy and equipment expenses (Notes 1, 7 and 12)	4,032	3,201	3,377
Trust preferred securities expense (Note 3)	1,120	1,120	1,120
Other non-interest expenses (Note 15)	8,032	6,332	5,687
Total non-interest expense	25,705	21,675	19,420
Income before income taxes and cumulative effect of change in accounting principle	5,209	7,017	6,463
Provision for income taxes (Note 11)	1,834	2,524	2,314
Net income before cumulative effect of change in accounting principle	$ 3,375	$ 4,493	$ 4,149
Cumulative effect of change in accounting principle, net of tax of $200 (Note 1)	(298)	—	—
Net income	$ 3,077	$ 4,493	$ 4,149
Earnings per share (Note 1):			
Basic—			
Income before cumulative effect of change in accounting principle	$ 1.09	$ 1.46	$ 1.26
Cumulative effect of change in accounting principle	(.10)	—	—
Net income	$ .99	$ 1.46	$ 1.26
Weighted average common shares	3,103,000	3,068,000	3,285,000
Diluted—			
Income before cumulative effect of change in accounting principle	$ 1.04	$ 1.41	$ 1.20
Cumulative effect of change in accounting principle	(.09)	—	—
Net income	$ .95	$ 1.41	$ 1.20
Weighted average common shares and common share equivalents	3,239,000	3,186,000	3,460,000

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Net Unrealized Gain (Loss) on Available for Sale Securities	Compensation Plans	Total
	(Dollars in thousands except per share data)						
Balance at December 31, 1998	$480	$21,830	$23,182	$(13,283)	$ 965	$(114)	$33,060
Net income	—	—	4,149	—	—	—	4,149
Issuance of stock	3	691	—	—	—	—	694
Amortization of unearned compensation—ESOP	—	89	—	—	—	81	170
Obligation related to directors' deferred stock plan	—	—	—	—	—	62	62
Dividends declared ($.35 per share)	—	—	(1,155)	—	—	—	(1,155)
Repurchase of common stock	—	—	—	(2,602)	—	—	(2,602)
Change in market value on available for sale securities, net of taxes	—	—	—	—	(6,546)	—	(6,546)
Balance at December 31, 1999	$483	$22,610	$26,176	$(15,885)	$(5,581)	$ 29	$27,832
Net income	—	—	4,493	—	—	—	4,493
Issuance of stock	5	255	—	—	—	—	260
Amortization of unearned compensation—ESOP	—	50	—	—	—	68	118
Obligation related to directors' deferred stock plan	—	—	—	—	—	14	14
Dividends declared ($.36 per share)	—	—	(1,099)	—	—	—	(1,099)
Repurchase of common stock	—	—	—	(1,699)	—	—	(1,699)
Change in market value on available for sale securities, net of taxes	—	—	—	—	4,386	—	4,386
Balance at December 31, 2000	$488	$22,915	$29,570	$(17,584)	$(1,195)	$ 111	$34,305
Net income	—	—	3,077	—	—	—	3,077
Issuance of stock	4	166	—	—	—	—	170
Obligation related to directors' deferred stock plan	—	—	—	—	—	9	9
Dividends declared ($.40 per share)	—	—	(1,244)	—	—	—	(1,244)
Change in market value on available for sale securities, net of taxes	—	—	—	—	2,834	—	2,834
Balance at December 31, 2001	$492	$23,081	$31,403	$(17,584)	$ 1,639	$ 120	$39,151

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

	Years Ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Net income, as reported	$3,077	$ 4,493	$ 4,149
Unrealized gains (losses) on securities, net of tax (benefits) provisions of $922, $2,503 and $(3,237), in 2001, 2000 and 1999, respectively	1,714	4,649	(6,011)
Less: Reclassification adjustment for securities gains (losses) included in net income, net of tax (benefits) provisions of $(603), $142 and $288, in 2001, 2000 and 1999, respectively	(1,120)	263	535
Comprehensive income (loss)	$5,911	$ 8,879	$(2,397)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Cash flows from operating activities:			
Net income	$ 3,077	$ 4,493	$ 4,149
Adjustments to reconcile net income to net cash from operating activities:			
Provision for possible loan losses	1,705	160	640
Net (gain) loss on sales of other real estate owned	2	—	(68)
Amortization, accretion and depreciation, net	2,486	1,761	1,855
Provision (benefit) for (prepaid) deferred taxes	(971)	(257)	(225)
(Gain) loss on securities, net	1,723	(405)	(823)
Gain on sales of mortgage loans, net	(2,888)	(1,315)	(1,222)
Loans originated for sale in the secondary market	(198,700)	(69,907)	(94,000)
Proceeds from sales of loans	182,500	70,335	95,171
Other, net	14,645	(2,737)	2,144
Net cash (used in) provided by operating activities	3,579	2,128	7,621
Cash flows from investing activities:			
Net cash paid for Old Colony acquisition	—	—	(1,113)
Proceeds from sales of available for sale securities	133,355	4,839	7,102
Proceeds from principal payments on and maturities of available for sale securities	108,576	24,387	35,424
Purchase of available for sale securities	(226,033)	(75,815)	(106,742)
Loans (originated/purchased) paid, net	(12,386)	15,299	(24,992)
Purchase of FHLB stock	—	—	(3,372)
Purchase of banking premises and equipment	(1,576)	(1,966)	(2,091)
Proceeds from sales of other real estate owned	353	—	68
Net cash used in investing activities	2,289	(33,256)	(95,716)
Cash flows from financing activities:			
Net increase in deposits	42,712	65,055	25,739
Net increase (decrease) in borrowings with maturities of 3 months or less	(31,516)	(107,986)	107,719
Proceeds from issuance of short-term borrowings with maturities in excess of 3 months	—	10,000	10,000
Principal payments on short-term borrowings with maturities in excess of 3 months	(10,000)	(5,000)	(35,000)
Proceeds from issuance of long-term debt	75,000	101,717	66,700
Principal payments on long-term debt	(54,067)	(36,350)	(70,000)
Payment of cash dividends	(1,209)	(982)	(1,150)
Purchase of treasury stock	—	(1,699)	(2,602)
Proceeds from the exercise of stock options	179	260	694
Net cash provided by financing activities	21,099	25,015	102,100
Net increase (decrease) in cash and cash equivalents	26,967	(6,113)	14,005
Cash and cash equivalents at beginning of year	27,609	33,722	19,717
Cash and cash equivalents at end of year	$ 54,576	$ 27,609	$ 33,722
Supplemental cash flow information:			
Interest paid on deposits	$ 14,676	$ 13,013	$ 11,419
Interest paid on borrowed funds	15,961	14,964	11,907
Income taxes paid	2,884	2,365	1,517
Transfers of loans to other real estate owned	355	—	—
Acquisition:			
Liabilities assumed	—	—	3,370
Less: assets purchased	—	—	3,688
Premium paid	—	—	795
Net cash paid	$ —	$ —	$ (1,113)

The accompanying notes are an integral part of these consolidated statements.

Notes to Consolidated Financial Statements
December 31, 2001

1. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The consolidated financial statements include the accounts of Abington Bancorp, Inc. (the "Company") (a Massachusetts corporation) and its wholly-owned subsidiaries, Abington Savings Bank (the "Bank") and Abington Bancorp Capital Trust (See Note 3). The Bank also includes its wholly-owned subsidiaries, Holt Park Place Development Corporation and Norroway Pond Development Corporation, each typically owning properties being marketed for sale, Abington Securities Corporation, which invests primarily in obligations of the United States Government and its agencies and equity securities and Old Colony Mortgage which originates and sells loans to investors on a servicing released basis (See Note 2). The Company's primary business is serving as the holding company of the Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting periods. Operating results in the future could vary from the amounts derived from management's estimates and assumptions. The most significant estimates include those used in determining the allowance for possible loan losses and other than temporary impairment of investment securities.

Reclassifications

Certain amounts in the 2000 and 1999 consolidated financial statements have been reclassified to conform to the 2001 presentation.

Cash Equivalents

Cash equivalents include amounts due from banks, short-term investments with original maturities of less than 3 months and federal funds sold on a daily basis.

Securities

Investment securities are classified in 1 of 3 categories and are accounted for as follows:

- Debt securities that the Company has the positive intent and ability to hold to maturity are classified as "held for investment" securities and reported at amortized cost.
- Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as "trading securities" and reported at fair value, with unrealized gains and losses included in earnings.
- Debt and equity securities not classified as either held for investment or trading are classified as "available for sale" and reported at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity, net of applicable income tax effects.

The Company had no securities classified as trading securities or held for investment at December 31, 2001 and 2000.

Mortgage-backed investments are reduced by principal payments with discounts and premiums being recognized in income by the interest method over the expected maturity of the investments.

Management records an investment impairment charge at the point it believes an investment has experienced a decline in value that is other than temporary. In determining whether an other than temporary impairment has occurred, management reviews information about the underlying investment that is publicly available, analysts reports, applicable industry data and other pertinent information. The investment is written down to its current market value at the time the impairment is deemed to have occurred. Future adverse changes in market conditions, continued poor operating results of underlying investments or other factors could result in further losses that may not be reflected in an investment's current carrying value, possibly requiring an additional impairment charge in the future.

Gains and losses on the disposition of securities are computed using the average cost method. Unrealized losses which are deemed to be other than temporary declines in value are charged to operations.

Loans and Allowance for Possible Loan Losses

The Company grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio consists of mortgage loans in the southeastern Massachusetts area. The ability of the Company's debtors to honor their contracts is generally dependent upon the stability of real estate market and the general economic conditions in the Company's market area.

Funds for lending are partially derived from selling participating and whole interests in mortgage loans. Loans designated as held for sale are accounted for at the lower of their aggregate cost or market value. Gains or losses on sales of loans are recognized at the time of the sale and are adjusted when the average interest rate on the loans sold, after normal servicing fees, differs from the agreed yield to the buyer.

Of the total loan portfolio at December 31, 2001, approximately 40% represents owner-occupied first mortgages located outside of Massachusetts, throughout the United States. In this purchased loan portfolio, the Company owns approximately $21,424,000, $18,153,000 and $13,389,000 of loans collateralized by residential properties located in California, Illinois and Michigan, respectively. No other concentration in any other states, except for Massachusetts, exceeds 2.5% of total loans.

Loan origination and commitment fees and certain direct loan origination costs, as defined, are deferred and amortized as a yield adjustment over the contractual life of the related loans under the interest method. Premiums and discounts on purchased residential loans are also amortized as a yield adjustment by the interest method over the estimated duration of the loans. Unearned discounts are amortized under the interest method over the term of the related loans. All other interest on loans is recognized on a simple interest basis.

Interest on loans is generally not accrued when the principal or interest on the loan becomes delinquent in excess of 90 days, and/or in the judgment of management the collectibility of the principal or interest becomes doubtful. When a loan is placed on a non-accrual status, all interest previously accrued but not collected is reversed against interest income in the current period. Interest income is subsequently recognized only to the extent cash payments are received.

The allowance for possible loan losses related to loans that are identified as impaired is based on discounted cash flows using the loan's effective interest rate or the fair value of the collateral for certain collateral dependent loans. The Company has determined that commercial and commercial real estate loans recognized by the Company as non-accrual, loans past due over 90 days and still accruing, restructured troubled debt and certain internally adversely classified loans constitute the portfolio of impaired loans.

The allowance for possible loan losses is based on management's evaluation of the level of the allowance required in relation to the estimated loss exposure in the loan portfolio. Procedures employed in considering the allowance requirements include, among other factors, local industry trends, management's ongoing review of individual loans, trends in levels of watched or criticized assets, an evaluation of results of examinations by regulatory authorities and analyses of historical trends in charge-offs and delinquencies. Loans are charged-off to the allowance for loan losses when, in the opinion of management, such loans are deemed to be uncollectible. The allowance is an estimate, and ultimate losses may vary from current estimates. As adjustments become necessary, they are reported in earnings during the periods in which they become known.

The allowance for possible loan losses as of December 31, 2001 is based on management's estimate of the amount required to absorb losses in the loan portfolio based on known current circumstances including real estate market conditions. Additionally, management assesses the risk of increased, inherent but unidentified losses which are believed to exist based on evaluation of watched asset report trends and analysis, the results of which are reflected in current reserves. However, uncertainty exists as to future trends in the local economy and real estate market. If there is significant deterioration in the local economy the Company would expect increases in non-performing loans requiring additional provisions for loan losses and increased lost interest income on non-accrual loans.

Other Real Estate Owned

Real estate acquired by foreclosure and acquired by deed in lieu of foreclosure are classified as other real estate owned and initially recorded at the lower of cost or fair value less estimated selling costs. In the event subsequent declines in value are identified, other real estate owned is adjusted to fair market value through a charge to non-interest income.

The fair value for these assets is based on periodic analysis of the real estate by management. Factors considered include, but are not limited to, general economic and market conditions, geographic location, the composition of the real estate holdings and property conditions.

Banking Premises and Equipment

Land is carried at cost. Buildings, leasehold improvements and equipment are carried at cost less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets, or the terms of the leases, if shorter. The cost of maintenance and repairs are expensed as incurred; major expenditures for betterments are capitalized and depreciated.

The management of the Company reviews long-lived assets and certain identifiable intangibles to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment is deemed to exist, long-lived assets are reported at the lower of the carrying amount or fair value less cost to sell.

In 2001, management developed a plan to dispose of certain real estate which was being used by the Company for non-branch purposes. As such the Company recorded a writedown of $635,000 to reflect this real estate at its estimated fair market value which is included in occupancy and equipment expenses in the accompanying Consolidated Statement of Operations.

Intangible Assets

Core deposit intangibles are being amortized on a straight-line basis over their estimated lives of 7 to 10 years. Goodwill is being amortized on a straight-line basis over 7 to 15 years. The carrying value of these assets is periodically evaluated by management as to their expected future recoverability. To date no write-downs have been recognized.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations initiated after June 30, 2001, be accounted for using the purchase method of accounting. This has eliminated the pooling of interest method as an option for accounting for mergers and acquisitions. SFAS No. 142 provides guidance for the accounting for goodwill. Under the new guidance, goodwill can no longer be amortized over its estimated useful life. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value based test. SFAS No. 142 does not amend the rules governing the detection of identifiable intangibles with definite lives and the rules which provide guidance on their amortization and valuation.

This pronouncement will be effective immediately for any new goodwill acquired after June 30, 2001 and will apply to goodwill acquired prior to June 30, 2001 as of January 1, 2002. At December 31, 2001, the Company's intangible assets are comprised of goodwill in the amount of $1,666,000 and core deposit intangibles of $593,000. It is anticipated that the adoption of SFAS No. 142 will result in reductions in goodwill amortization expense which will have an after-tax impact on net income of approximately $240,000 in 2002.

Income Taxes

Tax assets and liabilities are reflected at currently enacted income tax rates. As changes in tax laws and rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Earnings Per Share

The only reconciling difference between the Company's computation of basic and diluted earnings per share is the dilutive effect of stock options issued and unexercised (see Note 16 for stock options).

Stock Based Compensation

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), as interpreted by Financial Accounting Standards Board Interpretaton No. 44, and related interpretations in accounting for its stock-based compensation plans (Note 16). Accordingly, no accounting recognition is given to options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, if any, are credited to equity.

Accounting for Certain Incentives

In December 2001, the Company elected to early adopt EITF Issue No. 00-14-"Accounting for Certain Sales Incentives." This pronouncement provided additional guidance for the accounting for the cost of incentives given to customers to open new deposit accounts with the Bank. Under this guidance, the cost of the incentive should be charged to earnings on the date the account is opened (which is the date that the sales incentive is offered). This varies from the previous methodology used by the Company which was to defer this cost and amortize it to expense over the expected life of the deposit account relationship. The impact of this change in accounting is reflected on a net of tax basis as if it were applied at the beginning of the current year. The cumulative effect of this change in accounting principle was to write off the unamortized portion of previously capitalized incentives at January 1, 2001 totaling $298,000, net of tax. Additionally, previously reported quarterly operating results have been restated to reflect the application of the new accounting principle in 2001. This quarterly restatement did not have a material impact on the quarterly results (Note 25).

Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Statement replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," and rescinds SFAS Statement No. 127, "Deferral of the Effective Date of Certain Provisions of FASB

Statement No. 125." SFAS No. 140 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement was effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and was effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of this statement did not have a material impact on the Company's consolidated financial position or results or operations.

2. Acquisition of Old Colony Mortgage

On April 1, 1999, the Company acquired all of the outstanding common stock of Old Colony Mortgage Corporation (OCM) for $1.3 million in cash. OCM is headquartered in Brockton, Massachusetts and has loan production offices in Plymouth, Fall River and Auburn, Massachusetts. OCM primarily originates residential first-lien mortgages which are subsequently sold on a servicing released basis to investors, which include a number of banks and mortgage companies. This transaction was accounted for under the purchase method of accounting.

3. Guaranteed Preferred Beneficial Interest in the Company's Junior Subordinated Debentures (Trust Preferred Securities)

In May 1998, the Company formed a Delaware business trust, Abington Bancorp Capital Trust (the "Trust"). All of the common securities of this special purpose Trust are owned by the Company; the Trust exists solely to issue capital securities. For financial reporting purposes, the Trust is reported as a subsidiary and is consolidated into the financial statements of Abington Bancorp, Inc. and subsidiaries. The capital securities are separately presented in the consolidated balance sheet as a guaranteed preferred beneficial interest in the Company's Junior Subordinated Debentures (trust preferred securities). The Trust has issued trust preferred securities and invested the net proceeds in junior subordinated deferrable interest debentures (subordinated debentures) issued to the Trust by the Company. The subordinated debentures are the sole assets of the Trust. The Company has the right to defer payment of interest on the subordinated debentures at any time, or from time to time, for periods not exceeding 5 years. If interest payments on the subordinated debentures are deferred, the distributions on the trust preferred securities are also deferred. Interest on the subordinated debentures is cumulative. The Company, through guarantees and agreements, has fully and unconditionally guaranteed all of the Trust's obligations under the trust preferred securities.

The Federal Reserve Bank has accorded the trust preferred securities Tier 1 capital status limited to approximately 25% of such capital. The ability to apply Tier 1 capital treatment, as well as to deduct the expense of the subordinated debentures for income tax purposes, provided the Company with a cost-effective way to raise regulatory capital. The trust preferred securities are not included as a component of total shareholders' equity in the consolidated balance sheet.

The 8.25% trust preferred securities pay quarterly distributions which commenced in September 1998. The Trust issued 1,265,000 preferred shares ($10 per share liquidation value) at a total cost of approximately $735,000 which was deferred and is netted against the outstanding value of the trust preferred securities on the accompanying balance sheet. The offering costs are being amortized over the anticipated life of the trust preferred securities, which are scheduled to mature on June 30, 2029. Distributions, including those accrued and accumulated, and amortization expense totaling $1,120,000 for 2001, 2000 and 1999 relating to these trust preferred securities is reflected in the statement of operations in non-interest expense.

The maturity date may be shortened to a date not earlier than 2003 if certain conditions are met, including obtaining approval from the Board of Governors of the Federal Reserve System. The redemption price of the trust preferred securities would equal the liquidation value of each security.

4. Regulatory Matters

The Company and the Bank are subject to various regulatory requirements administered by the federal banking agencies.

Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to assets (as defined). Management believes as of December 31, 2001, that the Company and the Bank met all capital adequacy requirements to which they are subject. As of December 31, 2001, the most recent notification from the FDIC categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category. To be considered well-capitalized under the regulatory framework for prompt corrective action, the Bank must maintain minimum Tier 1 leverage, Tier 1 risk-based, and total risk-based capital ratios as set forth in the table below.

	Actual		For Capital Adequacy Purposes		Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2001:						
Company						
Total capital (to risk-weighted assets)	$52,652	12.82%	$32,856	8.00%	N/A	N/A
Tier 1 capital (to risk-weighted assets)	$47,416	11.54%	$16,435	4.00%	N/A	N/A
Tier 1 capital (to ending assets)	$47,416	6.16%	$30,790	4.00%	N/A	N/A
Bank						
Total capital (to risk-weighted assets)	$52,575	12.81%	$32,834	8.00%	$41,042	10.00%
Tier 1 capital (to risk-weighted assets)	$47,340	11.54%	$16,409	4.00%	$24,614	6.00%
Total capital (to ending assets)	$47,340	6.15%	$30,790	4.00%	$38,488	5.00%
As of December 31, 2000:						
Company						
Total capital (to risk-weighted assets)	$48,882	12.14%	$32,212	8.00%	N/A	N/A
Tier 1 capital (to risk-weighted assets)	$44,623	11.08%	$16,106	4.00%	N/A	N/A
Tier 1 capital (to ending assets)	$44,623	6.13%	$29,130	4.00%	N/A	N/A
Bank						
Total capital (to risk-weighted assets)	$47,929	11.95%	$32,086	8.00%	$40,125	10.00%
Tier 1 capital (to risk-weighted assets)	$44,073	10.98%	$16,043	4.00%	$24,075	6.00%
Total capital (to ending assets)	$44,073	6.06%	$29,091	4.00%	$36,342	5.00%

5. Securities

The amortized cost and fair value of securities classified as available for sale at December 31, 2001 and 2000 are as follows:

	At December 31,							
	2001				2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)							
Investment securities:								
U.S. Government obligations	$ 525	$ 28	$ —	$ 553	$ 577	$ 10	$ —	$ 587
Federal agency obligations	17,145	119	29	17,235	56,622	575	278	56,919
Other bonds and obligations	16,510	177	234	16,453	31,229	336	2,864	28,701
Total investment securities	34,180	324	263	34,241	88,428	921	3,142	86,207
Marketable equity securities	3,070	281	54	3,297	9,257	1,963	1,627	9,593
Mortgage-backed securities:								
Federal Home Loan Mortgage Corporation	33,085	268	39	33,314	19,164	148	180	19,132
Federal National Mortgage Association	81,983	1,108	321	82,770	78,967	726	472	79,221
Government National Mortgage Association	22,971	542	—	23,513	27,167	119	250	27,036
Other	99,606	1,321	435	100,492	69,218	786	982	69,022
Total mortgage-backed securities	237,645	3,239	795	240,089	194,516	1,779	1,884	194,411
	$274,895	$3,844	$1,112	$277,627	$292,201	$4,663	$6,653	$290,211

The amortized cost and fair value of investments and mortgage-backed securities, respectively, at December 31, 2001 by contractual maturity follows. Expected maturities or cash flows from securities will differ from contractual maturities because the issuer may have the right to call or repay obligations with or without call or prepayment penalties. Projected payments and prepayments for mortgage-backed securities have not been considered for purposes of this presentation.

Investment Securities	Amortized Cost	% to Total	Fair Value
	(Dollars in thousands)		
Within 1 year	$ 35	0.1	$ 35
Over 1 year to 5 years	11,369	33.3	11,386
Over 5 years to 10 years	6,364	18.6	6,501
Over 10 years	16,412	48.0	16,319
	$34,180	100.0%	$34,241

	Available for Sale		
Mortgage-Backed Securities	Amortized Cost	% of Total	Fair Value
	(Dollars in thousands)		
Within 1 year	$ —	—	$ —
Over 1 year to 5 years	136	.06	140
Over 5 years to 10 years	15,440	6.50	15,701
Over 10 years	222,069	93.44	224,248
	$237,645	100.0%	$240,089

Gross gains on sales of marketable equity securities were $847,000, $400,000 and $825,000, for 2001, 2000 and 1999, respectively. There were losses of $2,122,000 on sales of equity securities in 2001. There were no losses on sales of equity securities in 2000 or 1999.

Gross gains on sales of investment securities were $536,000, $5,000 and $0 for 2001, 2000 and 1999, respectively. Gross losses on sales of investment securities were $2,618,000, $0 and $2,000 for 2001, 2000 and 1999, respectively.

Proceeds from sales of mortgage-backed investments classified as available for sale during 2001, 2000 and 1999, were $98,595,000, $0 and $1,456,000, respectively. Gross gains of $1,641,000 were realized on those sales in 2001. There were no gains on sales of mortgage-backed investments in 2000 and 1999, respectively. Gross losses of $7,000 were realized in 2001. There were no losses on sales of mortgage-backed investments in 2000 and 1999.

A U.S. agency obligation security with a carrying value of $1,031,000 was pledged to collateralize treasury, tax and loan obligations.

All agency and mortgage-backed securities also serve as collateral for FHLB borrowings as part of a blanket collateral agreement as further described in Note 9.

6. Loans

A summary of the loan portfolio follows:

	December 31, 2001	December 31, 2000
	(Dollars in thousands)	
Mortgage loans:		
Residential	$275,514	$261,702
Second mortgages and home equity	28,301	27,415
Construction	17,582	13,150
Commercial	71,963	59,923
	393,360	362,190
Less: Due to borrowers on incomplete loans	(5,510)	(7,598)
Net deferred loan fees	(161)	(237)
Total mortgage loans	387,689	354,355
Commercial loans:		
Secured and unsecured	13,844	15,912
Net deferred loan costs	150	69
Total commercial loans	13,994	15,981
Other loans:		
Personal	1,484	1,280
Passbook and other secured	5,805	6,250
Home improvement	62	128
Total other loans	7,351	7,658
Total loans	409,034	377,994
Less: allowance for possible loan losses	(5,482)	(3,856)
Loans and loans held for sale, net	$403,552	$374,138

Included in residential mortgages at December 31, 2001 and 2000, are approximately $22,705,000 and $3,617,000, respectively, of loans held for sale. At December 31, 2001 and 2000, the estimated market values of loans held for sale was in excess of their carrying value. The Company was servicing mortgage loans sold under non-recourse agreements amounting to approximately $74,605,000 and $105,298,000 at December 31, 2001 and 2000, respectively.

In the ordinary course of business, the Company has granted loans to certain of its officers and directors and their affiliates. All transactions are on substantially the same terms as those prevailing at the same time for individuals not affiliated with the Bank and do not involve more than the normal risk of collectibility. The total amount of such loans which exceeded $60,000 in aggregate amounted to $240,000 at December 31, 2001, and $304,000 at December 31, 2000. During the year ended December 31, 2001, total principal additions were $5,000 and total principal reductions were $69,000.

Additionally, all conforming residential mortgage loans (first-lien) and also first mortgages on residential property with four or more units (considered in commercial real estate above for financial reporting purposes) are considered collateral for FHLB borrowings as part of the blanket collateral agreement as further described in Note 9. These loans totaled approximately $280,402,000 and $266,591,000, at December 31, 2001 and 2000, respectively.

The following analysis summarizes the Company's non-performing assets at December 31, 2001 and 2000:

	December 31,	
	2001	2000
	(Dollars in thousands)	
Impaired loans	$3,881	$549
Accruing loans past due 90 days or more as to principal or interest	78	7
Total non-performing loans	3,959	556
Other real estate owned, net	—	—
Total non-performing assets	$3,959	$556

The recorded total investment in impaired loans was $3,881,000 and $549,000 at December 31, 2001 and 2000, respectively. Impaired loans totaling $3,432,000 and $94,000 at December 31, 2001 and 2000, respectively, required an allocation of $2,181,000 and $15,000, respectively, of the allowance for possible loan losses. All loans identified as impaired are accounted for as non-accrual. The remaining impaired loans did not require any allocation of the allowance for possible loan losses. The average balance of impaired loans was approximately $704,000, $468,000 and $666,000 in 2001, 2000 and 1999, respectively. The total amount of interest income recognized on impaired loans during 2001, 2000 and 1999 was approximately $39,000, $70,000 and $64,000, respectively, which approximated the amount of cash received for interest during those periods. The Company has no commitments to lend additional funds to borrowers whose loans have been deemed to be impaired.

An analysis of the allowance for possible loan losses follows:

	Years Ended December 31,	
	2001	2000
	(Dollars in thousands)	
Balance at beginning of year	3,856	$3,701
Provision	1,705	160
Recoveries	164	279
	5,725	4,140
Loans charged-off	(243)	(284)
Balance at end of year	$5,482	$3,856

7. Banking Premises and Equipment

A summary of the cost and accumulated depreciation of banking premises and equipment and their estimated useful lives is as follows:

	December 31,		Estimated Useful Lives
	2001	2000	
	(Dollars in thousands)		
Land	$ 1,971	$ 1,971	
Buildings and improvements	6,809	6,787	10-25 years
Leasehold improvements	1,759	1,077	10-15 years
Equipment	13,140	12,267	3-10 years
	23,679	22,102	
Less accumulated depreciation	(14,895)	(12,621)	
	$ 8,784	$ 9,481	

Depreciation expense for the years ended December 31, 2001, 2000 and 1999 amounted to $2,274,000, $1,522,000 and $1,422,000, respectively.

8. Deposits

A summary of deposit balances, by type, is as follows:

	December 31,	
	2001	2000
	(Dollars in thousands)	
Non-interest NOW	$ 66,344	$ 62,025
NOW	79,659	67,246
Other savings	132,484	119,992
Money market deposits	31,314	15,502
Total non-certificate accounts	309,801	264,765
Term certificate accounts	142,314	147,137
Term certificates greater than $100	45,344	42,845
Total certificate accounts	187,658	189,982
Total deposits	$497,459	$454,747

A summary of certificate accounts by maturity is as follows:

	December 31,			
	2001		2000	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)			
Within 1 year	$143,088	5.10%	$113,176	5.86%
Over 1 year to 3 years	25,646	4.92	61,343	6.44
Over 3 years to 5 years	18,924	5.52	15,463	6.14
	$187,658	5.12%	$189,982	6.07%

9. Short-Term Borrowings

Short-term borrowings consist primarily of Federal Home Loan Bank (FHLB) advances with original maturities of 1 year or less. All borrowings from the FHLB are secured under a blanket lien by certain qualified collateral defined principally as 85% to 90% of the carrying value of U.S. Government and agency obligations, including mortgage-backed securities, and 75% of the carrying value of residential mortgage loans. Information relating to activity and rates paid under these borrowing agreements is presented below:

	Years Ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Maximum amount outstanding during the year	$63,353	$147,996	$158,757
Average month-end balance outstanding during the year	$27,087	$105,813	$ 96,005
Average interest rate during the year	4.49%	6.21%	5.15%
Unused line of credit at FHLB	$ 9,733	$ 9,733	$ 9,733
Amount outstanding at end of year	$ 8,049	$ 49,565	$152,551
Weighted average interest rate at end of year	2.47%	6.24%	5.29%

10. Long-Term Debt

A summary of long-term debt, consisting of FHLB advances with an original maturity of greater than 1 year, is as follows:

Maturity Date	Interest Rate	December 31, 2001	December 31, 2000
		(Dollars in thousands)	
March 6, 2001	6.66%	$ —	$ 4,000
March 19, 2001	5.44	—	5,000
March 19, 2001	6.77	—	5,000
March 19, 2001	6.51	—	2,717
April 11, 2001	6.98	—	4,000
May 14, 2001	6.74	—	4,000
June 20, 2001	6.70	—	5,000
June 22, 2001	5.86	—	3,350
September 17, 2001	6.15	—	5,000
March 4, 2002	6.14	4,000	4,000
May 24, 2002	6.78	—	16,000
June 27, 2002	7.12	50,000	50,000
October 15, 2002	6.56	20,000	20,000
May 15, 2003	4.76	5,000	—
June 20, 2003	4.35	10,000	—
December 5, 2003 (callable December 5, 2001)	6.01	10,000	10,000
June 22, 2004	4.75	10,000	—
August 30, 2004 (callable August 30, 2001)	5.79	5,000	5,000
March 27, 2006 (callable March 26, 2003)	4.54	5,000	—
November 1, 2009 (callable February 1, 2001)	5.54	5,000	5,000
November 9, 2009 (callable November 9, 2001)	5.57	10,000	10,000
March 22, 2010 (callable March 21, 2001)	6.12	5,000	5,000
April 12, 2010 (callable April 12, 2001)	5.99	4,000	4,000
December 6, 2010 (callable June 5, 2001)	5.43	5,000	5,000
January 24, 2011 (callable January 22, 2002)	4.50	10,000	—
March 14, 2011 (callable March 12, 2004)	4.81	10,000	—
March 28, 2011 (callable March 26, 2002)	3.99	5,000	—
April 11, 2011 (callable April 12, 2004)	4.65	10,000	—
June 1, 2011 (callable June 1, 2004)	4.99	5,000	—
September 6, 2011 (callable September 5, 2006)	4.88	5,000	—
December 9, 2017	5.66	500	500
		$193,500	$172,567

11. Income Taxes

The provision (benefit) for income taxes, including the tax effect of change in accounting principle in 2001, consists of the following:

	Years Ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Current:			
Federal	$2,345	$2,598	$2,373
State	260	183	166
	2,605	2,781	2,539
Deferred (Prepaid):			
Federal	(711)	(191)	(129)
State	(260)	(66)	(96)
	(971)	(257)	(225)
Total	$1,634	$2,524	$2,314

The reason for the differences between the statutory tax rates and the effective tax rate are summarized as follows:

	Years Ended December 31,		
	2001	2000	1999
Statutory rate	34.0%	34.0%	34.0%
State taxes, net of federal benefit	—	1.1	1.1
Amortization of non-deductible goodwill	1.7	1.1	1.1
Other, net	(.5)	(.2)	(.4)
	35.2%	36.0%	35.8%

The components of net deferred taxes as recorded as of December 31, 2001 and 2000 are as follows (assets/(liabilities)):

	December 31,	
	2001	2000
	(Dollars in thousands)	
Loan loss reserves	$ 2,246	$ 1,552
Depreciation	579	521
Accrued pension	211	211
Equity in partnership losses	(1,756)	(1,672)
Core deposit intangible/goodwill	(66)	(96)
Other, net	272	81
	1,486	597
Deferred tax assets (liabilities) applicable to net unrealized losses on securities	(1,093)	815
Net deferred tax assets	$ 393	$ 1,412

In August of 1996, Congress passed the Small Business Job Protection Act of 1996. Included in this bill was the repeal of IRC Section 593, which allowed thrift institutions special provisions in calculating bad debt deductions for income tax purposes. Thrift institutions are now viewed as commercial banks for income tax purposes.

One effect of this legislative change is to suspend the Bank's bad debt reserve for income tax purposes as of its base year (October 31, 1988). Any bad debt reserve in excess of the base year amount is subject to recapture over a 6 year time period. The suspended (i.e., base year) amount is subject to recapture upon the occurrence of certain events, such as complete or partial redemption of the Bank's stock or if the Bank ceases to qualify as a bank for income tax purposes.

At December 31, 2001, the Bank's surplus includes approximately $1,960,000 of bad debt deductions for which income taxes have not been provided. As the Bank does not intend to use the reserve for purposes other than to absorb loan losses, deferred taxes of approximately $820,000 have not been provided on this amount.

12. Commitments and Contingencies

In the normal course of business, there are outstanding commitments and contingencies which are not reflected in the consolidated financial statements as discussed below.

Litigation

The Company is a defendant in various legal claims incident to its business, none of which is believed by management, based on the advice of legal counsel, to be material to the consolidated financial statements.

Special Termination Agreements

The Company has entered into Special Termination Agreements with six officers which provide for a lump-sum severance payment if there is a terminating event within a 3 year period following a "change in control," as defined in the agreements.

Loan and General Commitments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments principally include commitments to extend credit and advance funds on outstanding lines of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract amounts or unpaid principal balance of those instruments reflect the extent of involvement the Company has in these particular classes of financial instruments.

The Company's exposure to credit loss is represented by the contractual amount or unpaid principal balance of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for financial instruments reflected on the balance sheet. Financial instruments which represent credit risk at December 31, 2001 and 2000 are as follows:

	At December 31,	
	2001	2000
	(Dollars in thousands)	
Contract amount of:		
Commitments to grant loans	$44,930	$18,609
Commitments to sell loans	22,705	3,617
Unadvanced funds on home equity lines of credit	18,437	15,480
Unadvanced funds on other lines of credit	8,357	7,476
Commitments to advance funds under construction loan agreements	5,510	7,598

Commitments to grant loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis.

Lease Commitments

Pursuant to the terms of non-cancelable lease agreements, future minimum rent commitments for the next 5 years and thereafter are as follows at December 31, 2001:

Year	Amount
	(Dollars in thousands)
2002	$ 507
2003	370
2004	375
2005	391
2006	393
Thereafter	1,310
	$3,346

Certain leases also contain renewal options (up to 10 years) and real estate tax escalation clauses. Rent expense for the years ended December 31, 2001, 2000 and 1999 amounted to approximately $640,000, $520,000 and $475,000, respectively.

13. Stockholders' Equity

At the time of the conversion from mutual to stock form in 1986, the Bank established a liquidation account in the amount of $7,478,000. In accordance with Massachusetts statutes, the liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts in the Bank after the conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposit.

Subsequent qualifying deposit increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Bank, each eligible account holder will be entitled to receive a distribution in an amount equal to their current adjusted liquidation account balances to the extent that the funds are available.

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Company. The total amount of dividends which may be paid at any date is generally limited to the undivided profits of the Company. Undivided profits (or retained earnings) at the Company totaled $31,403,000 at December 31, 2001. Additionally, future dividends, if any, will depend on the earnings of the Company and its subsidiaries, its need for funds, its financial condition, and other factors, including applicable government regulations. (See Note 4)

14. Employee Benefit Plan

Through October 31, 2000, the Company provided basic pension benefits for eligible employees through the Savings Bank's Employees Retirement Associations ("SBERA") Pension Plan (the "Pension Plan"). Each employee reaching the age of 21 and having completed at least 1,000 hours of service in a consecutive 12 month period beginning with such employee's date of employment automatically became a participant in the pension plan. All participants were fully vested after being credited with 3 years of service or at age 62, if earlier. Employees were also able to participate in a contributory plan administered by SBERA based on the same eligibility requirements through December 31, 2000. The Company had no obligation to contribute to this plan.

As part of a program to redesign the Company's employee retirement benefits, the Board of Directors voted October 10, 2000 to freeze the Company's Pension Plan effective as of October 31, 2000 and terminate the Pension Plan effective on December 31, 2000. In connection therewith, the Company amended the Pension Plan to improve the benefit formula for current employees and permit payment of lump sums from the Pension Plan.

Assets of the Pension Plan, after considering the impact of amendments, asset returns and other associated administrative expenses are expected to be adequate to be able to satisfy the obligations of the Pension Plan, as amended. Any residual excess will be refunded to the Company subject to excise and income taxes.

As part of the redesign of retirement benefits, the Bank added, effective in January 2001, a 3% automatic contribution to the 401(k) plan for all employees even for employees who do not separately contribute to that plan. Such contribution is being made for all eligible participants based on their W-2 compensation. The expense for the year ended December 31, 2001 was $497.

As a result of the decision to freeze and terminate the Pension Plan, the Company recognized a curtailment gain of approximately $155,000 in 2000 which was classified with salaries and benefit expense in the Consolidated Statement of Operations.

Net periodic pension expense for the plan years ended October 31, 2001, 2000 and 1999, consisted of the following:

	Years Ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Benefit obligation at beginning of year	$3,730	$3,366	$3,501
Service cost	—	399	353
Interest cost	252	262	224
Actuarial loss (gain)	810	90	(498)
Benefits paid	(1,133)	(232)	(214)
Plan amendments	—	1,126	—
Plan curtailments	—	(1,281)	—
Benefit obligation at end of year	$3,659	$3,730	$3,366
Accumulated benefit obligation	$3,659	$3,730	$2,458
Change in plan assets:			
Fair value of plan assets at beginning of year	$4,536	$4,344	$3,652
Actuarial return on plan assets	256	424	731
Contributions	—	—	175
Benefits paid	(1,133)	(232)	(214)
Fair value of plan assets at end of year	$3,659	$4,536	$4,344
Funding status:			
Transition asset	$ (59)	$ (66)	$ (73)
Deferred gain	(568)	(1,255)	(1,342)
Accrued expense	499	515	437
Net amount recognized	$ (128)	$ (806)	$ (978)

	Years Ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Components of net periodic benefit cost:			
Service cost	$ —	$ 399	$ 353
Interest cost	252	261	224
Expected return on plan assets	(241)	(369)	(310)
Amortization of prior service cost	(7)	(7)	(7)
Recognized net actuarial gain	(4)	(51)	(26)
Recognized curtailment gain	—	(155)	—
Net periodic benefit cost	$ —	$ 78	$ 234
Weighted average assumptions:			
Discount rate	5.25%	6.75%	6.75%
Expected return on plan assets	4.00%	8.50%	8.50%
Rate of compensation increase	—%	4.50%	5.00%

The Bank has adopted a management incentive plan whereby all officers and supervisors are eligible to receive a bonus, proportionate to their respective salary, if the Bank meets or exceeds certain base standards of profitability and net worth levels for its fiscal year. The structure of this plan is reviewed on an annual basis by the Board of Directors. The incentive bonus expense in 2001, 2000 and 1999 was approximately $220,000, $426,000 and $340,000, respectively.

15. Other Non-Interest Expense

Other non-interest expense consisted of the following:

	Years Ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Professional services, including legal, audit and appraisal	$1,755	$1,454	$1,600
EDP contract services, item processing and statement rendering	1,409	763	423
Marketing	1,303	883	833
Deposit insurance	90	70	68
Real estate in foreclosure and other real estate owned	225	18	27
Amortization of intangible assets	451	451	422
Other	2,799	2,693	2,314
	$8,032	$6,332	$5,687

16. Stock Option Plan

The Company has several Qualified and Nonqualified Stock Options Incentive Plans (the "Stock Option Plans") which provide for the granting of options to certain officers, employees and non-employee directors of the Company. Options granted under the Stock Option Plans have exercise prices which equal the fair market value at the date of grant. They become exercisable based upon grant, change-in-control of the Company or after the market price of the Common Stock exceeds 120-140% of the exercise price for periods ranging from 5 to 180 days, depending upon the qualifications set for each issuance at the time of the grant. All options granted become fully vested no later than the end of the ninth year.

	Years Ended December 31,					
	2001		2000		1999	
	Number of Options	Weighted Avg. Exercise Price	Number of Options	Weighted Avg. Exercise Price	Number of Options	Weighted Avg. Exercise Price
Outstanding at beginning of year	478,400	$ 8.18	440,983	$ 9.66	371,400	$ 7.80
Granted	92,900	13.06	104,500	10.93	113,083	13.79
Exercised	(49,500)	2.61	(40,500)	3.86	(38,500)	3.14
Canceled	—	—	(26,583)	13.74	(5,000)	14.88
Outstanding at end of year	521,800	$11.43	478,400	$ 8.18	440,983	$ 9.66
Exercisable at end of year	402,800	$10.02	359,400	$ 8.21	289,344	$ 6.42
Option price per share	$3.00–$20.75		$1.50–$20.75		$1.50–$20.75	
Weighted average fair value of options granted during the year	$ 4.17		$ 4.39		$ 5.10	

Range of Exercise Prices	Outstanding Options			Exercisable Options		
	Options Outstanding at December 31, 2001	Weighted Average Remaining Contractual Life (yrs.)	Weighted Average Exercise Price	Options Outstanding at December 31, 2001	Weighted Average Remaining Contractual Life (yrs.)	Weighted Average Exercise Price
$3.00–$3.63	63,000	0.20	$ 3.01	63,000	0.20	$ 3.01
$5.19–$6.88	60,900	2.83	$ 6.26	60,900	2.83	$ 6.26
$8.03–$11.20	126,500	8.46	$10.47	126,500	8.46	$10.47
$12.91–$15.50	229,400	7.86	$13.94	152,400	8.19	$14.05
$20.75	42,000	6.22	$20.75	—	—	—
	521,800	6.36	$11.43	402,800	6.21	$10.02

In conjunction with the Company's aforementioned Stock Option Plans, the Company adopted a Long Term Performance Incentive Plan in 1999 to encourage executive management and members of the Board of Directors to build long-term shareholder value. The plan was a 3 year program which provided a mechanism for granting options under the Company's Stock Option Plan. Options to purchase approximately 0, 59,500 and 48,000 shares of common stock for performance in 2001, 2000 and 1999, respectively, were granted to members of the Board of Directors and certain principal officers. All options granted under this plan are included in the preceding table. The options are granted based on achievement of strategic goals.

At December 31, 2001, based on the closing price of the Company's stock of $15.14, there were approximately 81,500 option shares which had exercise prices ranging from $15.21 to $20.75 which were not considered dilutive for purposes of earnings per share calculations.

As discussed in Note 1, the Bank applies APB 25 in accounting for its stock-based compensation plans under which no compensation cost has been recognized. Had compensation cost for awards in 2001, 2000 and 1999 under the Bank's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Bank's net income and earnings per share would have been as follows:

	2001	2000	1999
	(Dollars in thousands, except in share amounts)		
Net income:			
As reported	$3,077	$4,493	$4,149
Pro forma	2,825	4,137	3,954
Earnings per share:			
As reported—			
Basic	.99	1.46	1.26
Diluted	.95	1.41	1.20
Pro forma—			
Basic	.91	1.35	1.20
Diluted	.87	1.30	1.14

The initial impact of applying SFAS No. 123 on pro forma net income may not be indicative of future amounts when the method prescribed by SFAS No. 123 will apply to all outstanding awards because compensation expense for options granted prior to January 1, 1995 is not reflected in the pro forma amounts above.

The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model using the following weighted-average assumptions:

	2001	2000	1999
Expected volatility	32.52%	40.00%	32.62%
Risk-free interest rate	4.95%	6.69%	5.38%
Terms of options	7.0 yrs.	7.0 yrs.	7.0 yrs.
Expected dividend yield	2.70%	2.70%	1.80%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

17. Employee Stock Ownership Plan

The Company has established an Employee Stock Ownership Plan ("ESOP") which is being funded by the Company's contributions made in cash (which generally will be invested in common stock) or common stock. Benefits may be paid in shares of common stock or in cash, subject to the employees' right to demand shares.

In November 1993, the Company loaned the ESOP $570,000 to acquire additional shares for participants on the open market. The loan was to be repaid over 7 years with principal and interest (at a rate equal to 85% of the prevailing prime rate) payable quarterly. In November 2000, the loan was repaid in full.

In the event that the stock price of the Company had fluctuated at the point that shares vest with participants from the cost of shares acquired by the ESOP (at prices which range from $5.63 to $6.13 per share), the Company's statement of operations was affected either adversely (if increasing stock price) or favorably (decreasing stock price). During 2000 and 1999, the impact of the stock price market value in excess of original cost increased the Company's ESOP expense by $50,000 and $89,000, respectively, in addition to normal amortization expense associated with the participant's earn out of the shares allocated.

Management and the Board of Directors revised its methodology for funding the ESOP commencing in 2001. The Board of Directors may grant annual cash contributions to the ESOP, based on set financial performance criteria, which will in turn be used to acquire the Company's common stock for immediate allocation to participants. The amounts contributed, if any, will be based on the accomplishment of financial and strategic goals. There were no contributions made in 2001.

The Company's ESOP expense for the years ended December 31, 2001, 2000 and 1999 amounted to $0, $118,000 and $170,000, respectively.

18. Restriction on Cash and Due from Banks

At December 31, 2001 and 2000, cash and due from banks included $9,764,000 and $7,416,000, respectively, to satisfy the reserve requirements of the Federal Reserve Bank.

19. Stock Repurchase Program

On March 27, 1997, the Company announced that its Board of Directors had authorized the Company to repurchase up to 10% (375,000 shares) of its then outstanding common stock from time to time at prevailing market prices. On February 24, 1998, the Company announced that its Board of

Directors had authorized the Company to repurchase an additional 10% (347,000) of its outstanding common stock, as adjusted for amounts remaining to be repurchased under the March 1997 plan. On March 25, 1999, the Board of Directors authorized the Company to repurchase an additional 10% (320,000) of its outstanding common stock, as adjusted for amounts remaining to be purchased under the previously authorized plans. The Board delegated to the discretion of the Company's senior management the authority to determine the timing of the repurchase program's commencement, subsequent purchases and the prices at which the repurchases will be made.

As of December 31, 2001, the Company had repurchased 932,600 shares of its common stock under these plans at a total cost of approximately $13,882,000.

20. Supplemental Executive Retirement Program

The Company has a non-cash supplemental executive retirement plan for an officer. Under this arrangement, the individual (or his beneficiary) is entitled to receive monthly retirement benefits for life, or a minimum of twenty years, whichever is longer, in amounts specified in the contract. Benefits commence upon retirement date which is deemed to be the age of sixty-five. If death occurs during employment with the Company, the individual designated as beneficiary will receive a distribution in two components, the first of which is an amount equal to 3 times the annual salary of the officer, as determined under the plan and the second of which is the aggregate of all accruals made by the Company with respect to the benefit up to the end of the preceding fiscal year. If the officer retires or terminates his employment (other than for cause) prior to age 60, he will receive a percentage of the benefit he would otherwise receive. In March 1998, the Company also purchased a single life annuity insurance policy. The contract was purchased at a cost of $2,863,184. The cash surrender value is earning a rate of return, with a guaranteed minimum rate of 4%. In addition, the Company has entered into a split dollar agreement with the officer, which requires that any death benefit be shared between the Company and the designated beneficiary, based on a predetermined schedule. The amounts due to the beneficiary as death benefits under the Plan are reduced to the extent death benefits under the insurance contract are remitted to such beneficiary. The obligation under the plan is being accrued over the expected employment period, through age 65. Approximately $116,000, $105,000, and $71,000 was charged to compensation expense in 2001, 2000 and 1999, respectively. Income related to the increased value of the insurance contract of $161,000, $152,000 and $138,000 was recognized as other non-interest income in 2001, 2000 and 1999, respectively. The contract values of $3,415,000 and $3,254,000, at December 31, 2001 and 2000, respectively, are reflected as Bank-owned life insurance—contract value in the Consolidated Balance Sheet.

Additionally, in 2001 the Company established cash funded supplemental executive retirement plans for 2 other officers. The officers vest in the rights to these assets and accumulated earnings on the later of two years from the date of the agreement and five years from the date the officer commenced employment. The expense related to these cash funding arrangements was approximately $60,000 in 2001.

21. Deferred Stock Compensation Plan

In 1998, the Company adopted a Deferred Stock Compensation Plan for directors (the "Plan") which, for those directors who elected to participate, would, in lieu of current cash payments, defer their compensation for attendance at various meetings of the Board of Directors until retirement or some future point in time to be determined. Furthermore, the deferred compensation is eligible to be paid only in shares of the Company's common stock, the units earned which are predetermined for a fixed 3 year period based upon the Board meeting fee schedule which was in effect as of July 1, 1998, divided by the stock price of the Company's common shares at the close of business on July 1, 1998. This price was $18.75 per share. On July 1, 2001, the price was changed as required by the Plan to $15.75 effective through July 1, 2004. The shares when earned are placed in a Rabbi Trust (the "Trust") which is administered by an independent trustee. The voting for these shares is controlled by the independent trustee although for accounting purposes the shares are reflected as treasury shares until such time as the shares are distributed. The expense associated with this plan is based upon the market value of the shares of stock earned on the date of the respective meeting. There are currently no directors who continue to participate in the Plan other than for dividends on accumulated balances. The amount of expense associated with this plan for 2001, 2000 and 1999 was $9,000, $14,000 and $62,000, respectively, which has been reflected as salaries expense with the corresponding liability pertaining to stock earned and not yet distributed is reflected in stockholders' equity. A total of 100,000 shares has been registered for the Plan. There has been a total of approximately 8,800, 8,700 and 7,000 shares earned and deferred as of December 31, 2001, 2000 and 1999, respectively.

22. Disclosures about Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value. Fair value estimates which were derived from discounted cash flows or broker quotes cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument.

Cash, Federal Funds Sold and Short-term Investments

For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment Securities, Assets Held for Sale and Mortgage-Backed Investments

For investment securities, assets held for sale (typically loans) and mortgage-backed investments, fair values are based on quoted market prices or dealer quotes.

Loans

For certain homogeneous categories of loans, such as residential mortgages, home equity and consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans adjusted for differences in loan characteristics or dealer quotes. The fair value of other types of loans was estimated by discounting anticipated future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposit Liabilities

The fair value of non-certificate deposit accounts is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the anticipated future cash payments using the rates currently offered for deposits of similar remaining maturities.

Short-term and Long-term Borrowings

The fair value of borrowings was determined by discounting the anticipated future cash payments by using the rates currently available to the Company for debt with similar terms and remaining maturities.

Commitments to Extend Credit/Sell Loans

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of customers. For fixed rate loan commitments and obligations to deliver fixed rate loans, fair value also considers the difference between committed rates and current levels of interest rates. These commitments, particularly when rates are fixed, are for short-terms and therefore there is not a material difference between the fixed rates and market rates for these instruments. Therefore, the market value as shown is the same as the material amount of those estimates.

Values not Determined

SFAS No. 107 excludes certain financial instruments from its disclosure requirements including, among others, real estate included in banking premises and equipment, the intangible value of loan servicing for its own portfolio and for those serviced for others (these loans were made and/or sold prior to the emergence of SFAS No. 122 as amended by SFAS No. 125 and SFAS No. 140) and the intangible value inherent in the Bank's deposit relationships (i.e., core deposits). Accordingly, the aggregate fair value amounts presented are not intended to represent the underlying value of the Bank.

The carrying amount and estimated fair values of the Bank's financial instruments at December 31, 2001 and 2000 are represented as follows:

	At December 31,			
	2001		2000	
	Carrying or Notional Amount	Fair Value	Carrying or Notional Amount	Fair Value
	(Dollars in thousands)			
Financial instrument assets:				
Cash and cash equivalents	$ 54,576	$ 54,576	$ 27,609	$ 27,609
Securities	277,627	277,627	290,211	290,211
Loans, including held for sale, net	403,552	430,276	374,138	392,421
Mortgage servicing rights	—	—	—	—
Financial instruments liabilities:				
Deposits	$497,459	$502,532	$454,747	$459,904
Short-term borrowings	8,049	8,058	49,565	49,730
Long-term debt	193,500	217,018	172,567	172,822
Off-balance sheet financial instruments:				
Commitments to grant loans	$ 44,930	$ 191	$ 18,609	$ 78
Commitments to sell loans	22,705	—	3,617	—
Unadvanced funds on home equity lines of credit	18,437	—	15,480	—
Unadvanced funds on other lines of credit	8,357	—	7,476	—
Commitments to advance funds under construction loan agreements	5,510	—	7,598	—

23. Business Segments

On January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for reporting operating segments of a business enterprise. The new rules establish revised standards for public companies relating to the reporting of financial and descriptive information about their operating segments in financial statements. Operating segments are components of an enterprise which are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is the President and Chief Executive Officer. Historically, the Company has identified its reportable operating business segment as Community Banking based on products and services provided to the customer.

The Company's community banking business segment consists of commercial banking and retail banking. The community banking business segment derives its revenues from a wide range of banking services, including lending activities, acceptance of demand, saving and time deposits, investment management, mortgage lending and sales, as well as servicing income for investors.

On April 1, 1999, the Company acquired Old Colony Mortgage (see Note 2). As of that date management has identified mortgage banking as a separate identifiable segment apart from that which had been historically considered community banking.

Non-reportable operating segments of the Company's operations which do not have similar characteristics to the community banking or mortgage banking operations and do not meet the quantitative thresholds requiring disclosure are included in the Other category in the disclosure of business segments below. These non-reportable segments include the activity of the Parent Company (Note 24) and the Trust. Consolidation adjustments are also included in the Other category.

The accounting policies used in the disclosure of business segments are the same as those described in the summary of significant accounting policies. The consolidation adjustments reflects certain eliminations of interest, segment revenue, cash and Parent Company investments in subsidiaries.

Business Segments

Reconciliation to Consolidated Financial Information	Community Banking	Mortgage Banking	Other	Eliminations	Consolidated
		(Dollars in thousands)			
December 31, 2001:					
Securities, at market	$277,627	$ —	$ —	$ —	$277,627
Net loans and loans held for sale	403,530	22,705	—	(22,683)	403,552
Total assets	771,253	25,357	50,723	(77,215)	770,118
Total deposits	500,319	—	—	(2,860)	497,459
Total borrowings	201,549	22,683	—	(22,683)	201,549
Total liabilities	$720,445	$23,395	$ 507	$(25,543)	$718,804
Total interest income	$ 50,471	$ 667	$ 18	$ (663)	$ 50,493
Total interest expense	27,749	557	—	(663)	27,643
Net interest income	22,722	110	18	—	22,850
Provision for possible loan losses	1,705	—	—	—	1,705
Total non-interest income	6,881	2,899	—	(11)	9,769
Total non-interest expense	22,652	1,933	1,120	—	25,705
Net income (loss)	$ 3,218	$ 595	$ (729)	$ (7)	$ 3,077
December 31, 2000:					
Securities, at market	$290,211	$ —	$ —	$ —	$290,211
Net loans and loans held for sale	374,108	3,617	—	(3,587)	374,138
Total assets	728,422	5,085	48,231	(53,489)	728,249
Total deposits	456,609	—	—	(1,862)	454,747
Total borrowings	222,132	3,587	—	(3,587)	222,132
Total liabilities	$683,589	$ 3,718	$ —	$ (5,449)	$681,858
Total interest income	$ 48,386	$ 341	$ 61	$ (439)	$ 48,349
Total interest expense	28,519	316	—	(439)	28,396
Net interest income	19,867	25	61	—	19,953
Provision for possible loan losses	160	—	—	—	160
Total non-interest income	7,585	1,507	—	(193)	8,899
Total non-interest expense	18,887	1,549	1,239	—	21,675
Net income (loss)	$ 5,451	$ (57)	$ (775)	$ (126)	$ 4,493
December 31, 1999:					
Securities, at market	$235,623	$ —	$ —	$ —	$235,623
Net loans and loans held for sale	388,701	3,265	—	(3,256)	388,710
Total assets	692,733	4,831	40,399	(41,753)	696,250
Total deposits	394,665	—	—	(4,973)	389,692
Total borrowings	259,751	3,256	—	(3,256)	259,751
Total liabilities	$660,673	$ 3,407	$ 557	$ (8,229)	$656,408
Total interest income	$ 42,219	$ 218	$ 92	$ (287)	$ 42,242
Total interest expense	23,172	207	—	(287)	23,092
Net interest income	19,047	11	92	—	19,150
Provision for possible loan losses	640	—	—	—	640
Total non-interest income	6,387	1,200	—	(214)	7,373
Total non-interest expense	16,850	1,281	1,289	—	19,420
Net income (loss)	$ 5,150	$ (76)	$ (788)	$ (137)	$ 4,149

24. Parent Company Financial Statements—Abington Bancorp, Inc. (Parent Company Only)

Balance Sheets

	December 31, 2001	December 31, 2000
	(Dollars in thousands)	
Assets:		
Cash and cash equivalents	$ 853	$ 1,167
Investment in subsidiaries	52,722	45,181
Other assets	—	805
Total assets	$53,575	$47,153
Liabilities and stockholders' equity:		
Liabilities:		
Accrued expenses and other liabilities	$ 1,871	$ 371
Junior subordinated deferrable interest debentures	12,553	12,477
Total liabilities	14,424	12,848
Total stockholders' equity	39,151	34,305
Total liabilities and stockholders' equity	$53,575	$47,153

Statements of Income

	Years Ended December 31, 2001	2000	1999
	(Dollars in thousands)		
Operating income:			
Dividends from subsidiaries	$ 1,000	$ —	$ —
Interest income	50	93	124
Total operating income	1,050	93	124
Operating expenses	—	119	170
Interest expense	1,152	1,152	1,152
Income (loss) before income taxes and equity in undistributed earnings of subsidiaries	(102)	(1,178)	(1,198)
Income tax benefit	(373)	(403)	(410)
Income (loss) before equity in undistributed earnings of subsidiaries	271	(775)	(788)
Equity in undistributed earnings of subsidiaries	2,806	5,268	4,937
Net income	$ 3,077	$ 4,493	$4,149

Statements of Cash Flows

	Years Ended December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Cash flows from operating activities:			
Net income	$ 3,077	$ 4,493	$ 4,149
Adjustments to reconcile net income to net cash from operating activities:			
Equity in undistributed earnings of subsidiaries	(2,806)	(5,268)	(4,937)
Other, net	445	(116)	772
Net cash provided by (used in) operating activities	716	(891)	(16)
Cash flows from investing activities:			
Net cash used in investing activities	—	—	—
Cash flows from financing activities:			
Proceeds from issuance of common stock	179	260	694
Dividends on common stock	(1,209)	(982)	(1,150)
Repurchase of common stock	—	(1,699)	(2,602)
Net cash provided by (used in) financing activities	(1,030)	(2,421)	(3,058)
Net increase (decrease) in cash and cash equivalents	(314)	(3,312)	(3,074)
Cash and cash equivalents at beginning of year	1,167	4,479	7,553
Cash and cash equivalents at end of year	$ 853	$ 1,167	$ 4,479

25. Quarterly Data (Unaudited)

Operating results on a quarterly basis for the years ended December 31, 2001 and 2000 are as follows:

	Years Ended December 31,							
	2001				2000			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(Dollars in thousands, except share and per share data)							
Interest and dividend income	$ 12,317	$ 12,884	$ 12,766	$ 12,526	$ 12,496	$ 12,336	$ 11,952	$ 11,565
Interest expense	6,486	6,885	7,064	7,208	7,438	7,389	6,940	6,629
Net interest income	5,831	5,999	5,702	5,318	5,058	4,947	5,012	4,936
Provision for possible loan losses (a)	865	510	330	—	100	—	60	—
Net interest income, after provision for possible loan losses	4,966	5,489	5,372	5,318	4,958	4,947	4,952	4,936
Non-interest income (b)	1,660	2,752	2,911	2,446	2,548	2,381	2,173	1,797
Non-interest expenses (c)	7,351	6,251	6,209	5,894	5,831	5,516	5,345	4,983
Income (loss) before income taxes and cumulative effect of accounting change	(725)	1,990	2,074	1,870	1,675	1,812	1,780	1,750
Provision (benefit) for income taxes	(315)	753	741	655	637	632	638	617
Income (loss) before cumulative effect of accounting change	$ (410)	$ 1,237	$ 1,333	$ 1,215	$ 1,038	$ 1,180	$ 1,142	$ 1,133
Cumulative effect of change in accounting for costs of sales incentives, net of taxes	—	—	—	(298)	—	—	—	—
Net income (loss)	$ (410)	$ 1,237	$ 1,333	$ 917	$ 1,038	$ 1,180	$ 1,142	$ 1,133
Basic earnings per share—								
Income (loss) before cumulative effect of accounting change	$ (.13)	$ .40	$ .43	$ .40	$ .34	$ .39	$ .38	$ .36
Cumulative effect of change in accounting	—	—	—	(.10)	—	—	—	—
Net income (loss) per share	$ (.13)	$ .40	$ .43	$ .30	$ .34	$ .39	$ .38	$ .36
Weighted average common shares—basic	3,113,000	3,111,000	3,109,000	3,078,000	3,067,000	3,055,000	3,038,000	3,112,000
Diluted earnings per share—								
Income (loss) before cumulative effect of accounting change	$ (.13)	$ .38	$ .41	$ .38	$ .33	$ .37	$ .36	$ .35
Cumulative effect of accounting change	—	—	—	(.09)	—	—	—	—
Net income (loss) per share	$ (.13)	$ .38	$ .41	$ .29	$ .33	$ .37	$ .36	$ .35
Weighted average common shares—diluted	3,113,000	3,262,000	3,236,000	3,208,000	3,172,000	3,167,000	3,158,000	3,249,000

(a) Provisions for loan losses primarily related to continued deterioration in 2 key credits during 2001. Both of these credits are on non-accrual at December 31, 2001 and are specificially reserved for as noted in Note 6.

(b) Net losses on sales of securities totaled $1,676,000 in the fourth quarter of 2001, which included the loss on sale of a corporate bond of $2.2 million.

(c) Includes a charge of $635,000 due to a writedown of a real estate holding to its fair market value during the fourth quarter of 2001 (Note 1).

Annual Report on Form 10-K

A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2001 as filed with the Securities and Exchange Commission, is available to stockholders without charge upon written request to:

Investor Relations
Abington Bancorp, Inc.
536 Washington Street
Abington, MA 02351

Inquiries

Robert M. Lallo
Executive Vice President,
Chief Financial Officer and Treasurer
Abington Bancorp, Inc.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) Contents

1) Financial Statements. See Part II Item 8 of this Report.

2) Financial Statement Schedules. All financial statement schedules have been omitted because they are not applicable, the data is not significant or the required information is shown elsewhere in this report.

3) Exhibits

2.1 Plan of Reorganization and Acquisition dated as of October 15, 1996 between the Company and Abington Savings Bank incorporated by reference to the Company's Registration Statement on Form 8-A, effective January 13, 1997.

3.1 Articles of Organization of the Company incorporated by reference to the Company's Registration Statement on Form 8-A, effective January 13, 1997.

3.2 By-Laws of the Company, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the first quarter of 2000, filed on May 12, 2000.

4.1 Specimen stock certificate for the Company's Common Stock incorporated by reference to the Company's Registration Statement on Form 8-A, effective January 31, 1997.

4.2 Form of Indenture between Abington Bancorp, Inc. and State Street Bank and Trust Company incorporated by reference to Exhibit 4.1 of the Registration Statement on Form S-2 of the Company and Abington Bancorp Capital Trust, filed on May 12, 1998.

4.3 Form of Junior Subordinated Debenture incorporated by reference to Exhibit 4.2 of the Registration Statement on Form S-2 of the Company and Abington Bancorp Capital Trust, filed on May 12, 1998.

4.4 Form of Amended and Restated Trust Agreement by and among the Company, State Street Bank and Trust Company, Wilmington Trust Company and the Administrative Trustees of the Trust incorporated by reference to Exhibit 4.4 of the Registration Statement on Form S-2 of the Company and Abington Bancorp Capital Trust, filed on May 12, 1998.

4.5 Form of Preferred Securities Guarantee Agreement by and between the Company and State Street Bank and Trust Company incorporated by reference to Exhibit 4.6 of the Registration Statement on Form S-2 of the Company and Abington Bancorp Capital Trust, filed on May 12, 1998.

*10.1(a) Amended and Restated Special Termination Agreement dated as of January 1997 among the Company, the Bank and James P. McDonough incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 filed on March 31, 1997.

*(b) Amendment to Amended and Restated Special Termination Agreement, dated as of July 1, 1997 among the Company, the Bank and James P. McDonough, incorporated by reference to the Company's quarterly report on Form 10-Q for the second quarter of 1997, filed on August 13, 1997.

*10.2 Special Termination Agreement dated as of November 2, 1998 among the Company, the Bank and Kevin M. Tierney, incorporated by reference to the Company's quarterly report on Form 10-Q for the third quarter of 1998, filed on November 12, 1998.

10.3 Special Termination Agreement dated as of September 27, 2000 among the Company, the Bank and Cynthia A. Mulligan, incorporated by reference to the Company's quarterly report on Form 10-Q for the third quarter of 2000, filed on November 15, 2000.

*10.4(a) Amended and Restated Special Termination Agreement dated as of January 31, 1997 among the Company, the Bank and Mario A. Berlinghieri incorporated by reference to the Company's Annual Report for the year ended December 31, 1996 on Form 10-K filed on March 31, 1997.

(b) Amendment to Amended and Restated Special Termination Agreement, dated as of July 1, 1997 among the Company, the Bank and Mario A. Berlinghieri, incorporated by reference to the Company's quarterly report on Form 10-Q for the second quarter of 1997, filed on August 13, 1997.

(c) Amendment No. 2 to Amended and Restated Special Termination Agreement, dated as of April 16, 1998, by and among the Company, the Bank and Mario A. Berlinghieri, incorporated by reference to the Company's quarterly report on Form 10-Q for the first quarter of 1998, filed on May 8, 1998.

*10.5 Abington Bancorp, Inc. Incentive and Nonqualified Stock Option Plan, as amended and restated to reflect holding company formation incorporated by reference to the Company's Annual Report for the year ended December 31, 1996 on Form 10-K filed on March 31, 1997.

*10.6 Senior Management Incentive Plan incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1999, filed on March 28, 2000.

*10.7 Revised Long Term Performance Incentive Plan dated January 2000 incorporated by reference to the Company's Annual Report for the year ended December 31, 1999 on Form 10-K filed on March 28, 2000.

10.8(a) Lease for office space located at 538 Bedford Street, Abington, Massachusetts ("lease"), used for the Bank's principal and administrative offices dated January 1, 1996 incorporated by reference to the Company's Annual Report for the year ended December 31, 1996 on Form 10-K filed on March 31, 1997. Northeast Terminal Associates, Limited owns the property. Dennis E. Barry and Joseph L. Barry, Jr., who beneficially own more than 5% of the Company's Common Stock, are the principal beneficial owners of Northeast Terminal Associates, Limited.

(b) Amendment to Lease dated December 31, 1997, incorporated by reference to the Company's Annual Report for the year ended December 31, 1997 on Form 10-K filed on March 25, 1998.

10.9 Dividend Reinvestment and Stock Purchase Plan is incorporated by reference herein to the Company's Registration Statement on Form S-3, effective January 31, 1997.

*10.10 Abington Bancorp, Inc. 1997 Incentive and Nonqualified Stock Option Plan, incorporated by reference herein to Appendix A to the Company's proxy statement relating to its special meeting in lieu of annual meeting held on June 17, 1997, filed with the Commission on April 29, 1997.

*10.11(a) Special Termination Agreement dated as of July 1, 1997 among the Company, the Bank and Robert M. Lallo, incorporated by reference to the Company's quarterly report on Form 10-Q for the second quarter of 1997, filed on August 13, 1997.

(b) Amendment No. 1 to Special Termination Agreement, dated April 16, 1998, by and among the Company, the Bank and Robert M. Lallo, incorporated by reference to the Company's quarterly report on Form 10-Q for the first quarter of 1998, filed on May 8, 1998.

*10.12 Merger Severance Benefit Program dated as of August 28, 1997, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the third quarter of 1997, filed on November 15, 1997.

*10.13 Supplemental Executive Retirement Agreement between the Bank and James P. McDonough dated as of August 23, 2001, incorporated by reference to the Company's quarterly report on Form 10-Q for the third quarter of 2001, filed on November 13, 2001.

*10.14 Deferred Stock Compensation Plan for Directors, effective July 1, 1998 incorporated by reference to Appendix A to the Company's proxy statement (schedule 14A) for its 1998 Annual Meeting, filed with the Commission on April 13, 1998.

*10.15 Special Termination Agreement dated as of February 7, 2000 among the Company, the Bank and Jack B. Meehl, incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1999, filed on March 28, 2000.

*10.16 Abington Bancorp, Inc. 2000 Incentive and Nonqualified Stock Option Plan, incorporated by reference herein to Appendix A to the Company's proxy statement relating to its annual meeting held on May 16, 2000, filed with the Commission on April 13, 2000.

*10.17 Abington Bancorp, Inc. Board of Directors Transition and Retirement Plan, incorporated by reference to the Company's quarterly report on Form 10-Q for the second quarter of 2000, filed on August 11, 2000.

*10.18 Defined Contribution Supplemental Executive Retirement Agreement between the Bank and Kevin M. Tierney, Sr. dated July 26, 2001, incorporated by reference to the Company's quarterly report on Form 10-Q for the second quarter of 2001, filed on August 10, 2001.

*10.19 Defined Contribution Supplemental Executive Retirement Agreement between the Bank and Robert M. Lallo dated July 26, 2001, incorporated by reference to the Company's quarterly report on Form 10-Q for the second quarter of 2001, filed on August 10, 2001.

11.1 A statement regarding the computation of earnings per share is included in Item 8 of this Report.

21.1 Subsidiaries of the Company incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1999, filed on March 28, 2000.

23.1 Consent of Accountants.

23.2 Pursuant to Rule 437a of the Securities Act of 1933, a current consent of Arthur Andersen LLP is not included because the Company is unable to obtain such consent.

24.1 Power of Attorney is included on signature page.

**99.1 Letter from the Company to the SEC with respect to representations received from Arthur Andersen LLC.

(b) Reports on Form 8-K.

The Company filed a report on Form 8-K on December 14, 2001, reporting on the Company's sale of a corporate bond investment at a loss of $2.2 million.

The Company filed a report on Form 8-K on April 12, 2002 to report that it had entered into an Agreement and Plan of Merger with Massachusetts Fincorp, Inc.

The Company filed a report on Form 8-K on July 1, 2002 to report that it had dismissed Arthur Andersen LLP as its independent accountants and engaged PricewaterhouseCoopers LLP as its independent accountants.

* Management contract or compensatory plan or arrangement.

** Previously filed.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABINGTON BANCORP, INC.

Date: July 25, 2002

By: /s/ ROBERT M. LALLO

Robert M. Lallo
Chief Financial Officer and Treasurer